MANAGEMENT REPORT – 1st HALF OF 2014

Management report

To our stockholders:

We present the Management Report and the interim financial statements of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to June 30, 2014, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and they achieve the specific purposes of this resolution.

Net income and stockholder’ equity

ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 8,181 billion for the period and net earnings per share were R$ 1.50. Consolidated stockholders’ equity totaled R$ 91,497 billion and the book value per share reached R$ 16.73.

Assets and funds raised

Assets totaled R$ 1,020,371 million and were substantially composed of R$ 347,492 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 445,223 million of Loan, Lease and Other Credit Operations and Foreign Exchange Portfolio. Raised and Managed Funds totaled R$ 1,484,831 million.

Circular letter No. 3,068/01 of BACEN

ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 25.6 billion, corresponding to only 13.7% of the total securities and derivative financial instruments held.

Acknowledgements

We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching differentiated results.

São Paulo, August 28, 2014.

Executive Board

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Alfredo Egydio Setubal (*)
Roberto Egydio Setubal	Candido Botelho Bracher

Members	Executive Directors
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino	Directors
Alexsandro Broedel Lopes
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
Marcelo Kopel
Matias Granata
AUDIT COMMITTEE	Rodrigo Luis Rosa Couto
President	Wagner Bettini Sanches
Geraldo Travaglia Filho

Members
Alkimar Ribeiro Moura	(*) Investor Relations Director
Diego Fresco Gutierrez
Luiz Alberto Fiore
Maria Helena dos Santos Fernandes de Santana
Sergio Darcy da Silva Alves

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem	Accountant
Luiz Alberto de Castro Falleiros	Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	2.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a)
(in thousands of Reais)

Assets	Note	06/30/2014

Current assets		687,649,563
Cash and cash equivalents		20,442,104
Interbank investments	4b and 6	160,520,540
Money market		132,521,507
Interbank deposits		27,999,033
Securities and derivative financial instruments	4c, 4d and 7	111,874,152
Own portfolio		57,433,625
Subject to repurchase commitments		33,092,047
Pledged in guarantee		2,032,267
Securities under resale agreements with free movement		11,248,985
Deposited with the Central Bank		6,072
Derivative financial instruments		8,061,156
Interbank accounts		86,153,025
Pending settlement		6,032,100
Central Bank deposits		80,042,642
National Housing System (SFH)		2,706
Correspondents		75,577
Interbranch accounts		118,936
Loan, lease and other credit operations	8	213,304,222
Operations with credit granting characteristics	4e	226,396,405
(Allowance for loan losses)	4f	(13,092,183)
Other receivables		93,334,928
Foreign exchange portfolio	9	32,469,330
Income receivable		5,730,135
Transactions with credit card issuers	4e	20,876,733
Negotiation and intermediation of securities		2,659,767
Sundry	12a	31,598,963
Other assets	4g	1,901,656
Assets held for sale		156,060
(Valuation allowance)		(44,678)
Prepaid expenses	4g and 12b	1,790,274
Long-term receivables		287,135,513

Interbank investments	4b and 6	730,008
Securities and derivative financial instruments	4c, 4d and 7	74,367,500
Own portfolio		51,379,829
Subject to repurchase commitments		18,252,454
Pledged in guarantee		589,907
Derivative financial instruments		4,145,310
Interbank accounts - National Housing System (SFH)		743,002
Loan, lease and other credit operations	8	173,579,222
Operations with credit granting characteristics	4e	184,609,980
(Allowance for loan losses)	4f	(11,030,758)
Other receivables		37,248,569
Foreign exchange portfolio	9	1,747,604
Sundry	12a	35,500,965
Other assets - Prepaid expenses	4g	467,212
Permanent assets		45,586,410

Investments	4h and 14a I	23,862,425
Investments in affiliates and jointly controlled entities		23,627,014
Other investments		386,703
(Allowance for losses)		(151,292)
Real estate in use	4i and 14b	6,129,174
Real estate in use		3,067,283
Other fixed assets		10,586,438
(Accumulated depreciation)		(7,524,547)
Goodwill	4j and 14b	1,756,767
Intangible assets	4k and 14b	13,838,044
Acquisition of rights to credit payroll		1,117,447
Other intangible assets		17,522,674
(Accumulated amortization)		(4,802,077)

Total assets		1,020,371,486
The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	3.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a)
(in thousands of Reais)

	Note	06/30/2014

Current liabilities		587,720,208
Deposits	4b and 10b	231,816,976
Demand deposits		57,538,379
Savings deposits		110,840,114
Interbank deposits		3,729,796
Time deposits		59,708,687
Deposits received under securities repurchase agreements	4b and 10c	161,473,662
Own portfolio		77,600,158
Third-party portfolio		81,093,283
Free portfolio		2,780,221
Funds from acceptances and issuance of securities	4b and 10d	23,815,411
Real estate, mortgage, credit and similar notes		19,743,038
Foreign borrowings through securities		3,102,447
Structured Operations Certificates		969,926
Interbank accounts		7,836,943
Pending settlement		5,204,188
Correspondents		2,632,755
Interbranch accounts		5,586,869
Third-party funds in transit		5,519,319
Internal transfer of funds		67,550
Borrowings and onlending	4b and 10e	34,538,029
Borrowings		21,973,150
Onlending		12,564,879
Derivative financial instruments	4d and 7g	5,441,692
Other liabilities		117,210,626
Collection and payment of taxes and contributions		5,066,084
Foreign exchange portfolio	9	33,441,370
Social and statutory	15b II	3,354,358
Tax and social security contributions	4m, 4n and 13c	6,130,549
Negotiation and intermediation of securities		4,570,248
Credit card operations	4e	47,484,912
Subordinated debt	10f	2,770,694
Sundry	12c	14,392,411

Long-term liabilities		338,819,353
Deposits	4b and 10b	58,614,999
Interbank deposits		347,151
Time deposits		58,267,848
Deposits received under securities repurchase agreements	4b and 10c	136,564,762
Own portfolio		107,166,266
Free portfolio		29,398,496
Funds from acceptances and issuance of securities	4b and 10d	21,483,226
Real estate, mortgage, credit and similar notes		10,180,339
Foreign borrowings through securities		10,792,745
Structured Operations Certificates		510,142
Borrowings and onlending	4b and 10e	42,510,144
Borrowings		11,556,910
Onlending		30,953,234
Derivative financial instruments	4d and 7g	6,476,136
Other liabilities		73,170,086
Foreign exchange portfolio	9	1,729,833
Tax and social security contributions	4m, 4n and 13c	9,616,829
Subordinated debt	10f	49,349,246
Sundry	12c	12,474,178
Deferred income	4o	1,139,342
Minority interest in subsidiaries	15d	1,195,215
Stockholders’ equity	15	91,497,368
Capital		75,000,000
Capital reserves		866,514
Revenue reserves		18,252,830
Asset valuation adjustment	4c, 4d and 7d	(1,076,937)
(Treasury shares)		(1,545,039)

Total liabilities and stockholders’ equity		1,020,371,486
The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	3.2

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a)
(in thousands of Reais)

	Note	01/01 to 06/30/2014
Income from financial operations		51,138,522
Loan, lease and other credit operations		30,905,723
Financial income from insurance, pension plan and capitalization operations		16,887,640
Foreign exchange operations		154,603
Compulsory deposits		3,190,556
Expenses of financial operations		(23,857,622)
Money market		(23,935,635)
Borrowings and onlending		78,013
Income from financial operations before loan and losses		27,280,900
Result of allowance for loan losses	8d I	(6,194,939)
Expenses for allowance for loan losses		(8,455,304)
Income from recovery of credits written off as loss		2,260,365
Gross income from financial operations		21,085,961
Other operating revenues (expenses)		(8,406,983)
Banking service fees	12d	8,556,654
Asset management		1,244,955
Current account services		380,981
Credit cards		4,149,415
Sureties and credits granted		919,849
Receipt services		794,869
Other		1,066,585
Income from bank charges	12e	4,091,982
Personnel expenses	12f	(6,994,391)
Other administrative expenses	12g	(7,965,819)
Tax expenses	4n and 13a II	(2,423,574)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a II	72,341
Other operating revenues	12h	64,812
Other operating expenses	12i	(3,808,988)
Operating income		12,678,978
Non-operating income		(21,921)
Income before taxes on income and profit sharing		12,657,057
Income tax and social contribution	4n and 13a I	(4,309,693)
Due on operations for the period		(4,010,397)
Related to temporary differences		(299,296)
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(136,026)
Minority interest in subsidiaries	15d	(30,478)
Net income		8,180,860
Weighted average of the number of outstanding shares	15a	5,464,617,720
Net income per share – R$		1.50
Book value per share - R$ (outstanding at 06/30)		16.73
The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	3.3

ITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 15)
(In thousands of Reais)

	Capital	Capital Reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2014	60,000,000	870,456	29,662,972	(1,534,691)	-	(1,854,432)	87,144,305
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Granting of stock options	-	(107,104)	33,034	-	-	309,393	235,323
Granting of options recognized	-	103,162	-	-	-	-	103,162
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	429,370	-	-	429,370
Remeasurements in liabilities of post-employment benefits	-	-	-	28,384	-	-	28,384
Net income	-	-	-	-	8,180,860	-	8,180,860
Appropriations:
Legal reserve	-	-	409,043	-	(409,043)	-	-
Statutory reserves	-	-	5,544,816	-	(5,544,816)	-	-
Dividends and interest on capital	-	-	200,020	-	(2,227,001)	-	(2,026,981)
Balance at 06/30/2014	75,000,000	866,514	18,252,830	(1,076,937)	-	(1,545,039)	91,497,368
Changes in the period	15,000,000	(3,942)	(11,410,142)	457,754	-	309,393	4,353,063
The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	3.4

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Cash Flows
(in thousands of Reais)

	NOTE	01/01 to 06/30/2014
Adjusted net income		22,688,593
Net income		8,180,860
Adjustments to net income:		14,507,733
Granted options recognized		103,162
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(1,464,962)
Effects of changes in exchange rates on cash and cash equivalents		1,260,740
Allowance for loan losses		8,455,304
Interest and foreign exchange expense from operations with subordinated debt		2,064,810
Depreciation and amortization	14b	2,226,897
Interest expense from provision for contingent and legal liabilities	11b	452,993
Provision for contingent and legal liabilities	11b	1,655,661
Interest income from escrow deposits	11b	(180,131)
Deferred taxes		299,296
Equity in earnings of affiliates, jointly controlled entities and other investments	14a II	(72,341)
Interest and foreign exchange income from available-for-sale securities		(304,076)
Interest and foreign exchange income from held-to-maturity securities		(135,558)
(Gain) loss from sale of available-for-sale financial assets	7i	126,001
(Gain) loss from sale of investments		10,500
(Gain) loss from sale of foreclosed assets		10,435
(Gain) loss from sale of fixed assets		30,419
Minority interest		30,478
Other		(61,895)
Change in assets and liabilities		1,967,419
(Increase) decrease in assets		(8,431,357)
Interbank investments		(159,456)
Securities and derivative financial instruments (assets/liabilities)		9,973,012
Compulsory deposits with the Central Bank of Brazil		(3,032,361)
Interbank and interbranch accounts (assets/liabilities)		2,424,134
Loan, lease and other credit operations		(12,897,618)
Other receivables and other assets		(3,801,383)
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(937,686)
(Decrease) increase in liabilities		10,398,776
Deposits		8,941,727
Deposits received under securities repurchase agreements		(682,467)
Funds for issuance of securities		(965,293)
Borrowings and onlending		394,871
Credit card operations (assets/liabilities)		(3,709,483)
Collection and payment of taxes and contributions		4,923,349
Other liabilities		1,450,524
Deferred income		45,548
Payment of income tax and social contribution		(3,938,655)
Net cash provided by (used in) operating activities		20,717,357
Interest on capital / dividends received from affiliated companies		3,177,645
Funds received from sale of available-for-sale securities		42,927,844
Funds received from redemption of held-to-maturity securities		1,120,850
Disposal of assets not for own use		16,081
Disposal of investments		100,023
Sale of fixed assets		5,352
Termination of intangible asset agreements		190,158
Purchase of available-for-sale securities		(28,898,530)
Purchase of held-to-maturity securities		(8,069,461)
Purchase of investments		(7,771,857)
Purchase of fixed assets	14b	(1,161,443)
Purchase of intangible assets	14b	(562,355)
Net cash provided by (used in) investment activities		1,074,307
Increase in subordinated debt		194,871
Decrease in subordinated debt		(5,778,803)
Change in minority interest	15d	(55,511)
Granting of stock options		235,323
Dividends and interest on capital paid		(4,053,394)
Net cash provided by (used in) financing activities		(9,457,514)

Net increase (decrease) in cash and cash equivalents		12,334,149

Cash and cash equivalents at the beginning of the period		42,322,152
Effects of changes in exchange rates on cash and cash equivalents		(1,260,740)
Cash and cash equivalents at the end of the period	4a and 5	53,395,561
The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	3.5

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Prudential Financial Statements

Period from January 1 to June 30, 2014

(In thousands of Reais)

Note 1 – Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities and, Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.1

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and they achieve the specific purposes of this resolution.

The definitions and criteria for valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan of National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made so that the valuation and recognition of assets, liabilities, income and expenses could properly reflect the required regulation.

As set forth in paragraph 2 of article 10 of BACEN Circular No. 3.701, of March 13,2014, comparative information for these financial statements is not being presented.

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau-unibanco.com.br/ri).

b)	Consolidation

As set forth by article 1 of CMN Resolution No. 4,280, of October 31, 2013, the financial statements of the Prudential Conglomerate of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which ITAÚ UNIBANCO HOLDING has direct or indirect control, except for the insurance group that is not governed by item 6, article 1 of Resolution No. 4,280. The ownership interests of ITAÚ UNIBANCO HOLDING PRUDENTIAL in which there is shared control are consolidated proportionally to the respective interest, pursuant to BACEN’s rules.

Intercompany transactions and intercompany transactions balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.2

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Country of Incorporation	Activity	Interest in voting capital at	Interest in total capital at
				06/30/2014	06/30/2014
Banco Credicard S.A.		Brazil	Financial institution	100.00%	100.00%
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%
Banco Itaú Veículos S.A.		Brazil	Financial institution	100.00%	100.00%
Banco Investcred Unibanco S.A.	(1)	Brazil	Financial institution	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%
Banco Itaú BMG Consignado S.A		Brazil	Financial institution	70.00%	70.00%
Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	100.00%	100.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	100.00%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	100.00%	100.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Brazil	Dealer	100.00%	99.99%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit Card administrator	100.00%	100.00%
(1)	proportionally consolidated companies (Note 2b).
(2)	Does not include Redeemable Preferred Shares (Note 10f).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.3

c)	Business development

REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, which occurred on October 18, 2012, pursuant to the OPA call notice published on August 23, 2012. As a result of the auction, ITAÚ UNIBANCO HOLDING CONSOLIDATED started to hold 100.0% of REDE’s capital, with the acquisition of 335,413,093 common shares for R$ 11,752,183.

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into an Association Agreement with Banco BMG S.A. (“BMG”), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303.177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which will be concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181.086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING CONSOLIDATED will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado will be the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which will continue to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING CONSOLIDATED, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily restated). The transaction has given rise to goodwill of R$ 1,878,840, which is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED now fully consolidates Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.4

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through Banco Itaú BMG Consignado S.A. (“JV”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88,138. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which has consolidated the transaction in its financial statements since January, 2014.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for ITAU UNIBANCO HOLDING CONSOLIDATED and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction was subject to the fulfillment of certain conditions precedent, including the approval by competent regulatory authorities, which was obtained on December 10, 2013.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING CONSOLIDATED announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING CONSOLIDATED and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.5

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders’ meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING CONSOLIDATED and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING CONSOLIDATED will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING CONSOLIDATED. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING CONSOLIDATED and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING CONSOLIDATED, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING CONSOLIDATED and Corp Group, and also to third parties.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which will consolidate Itaú CorpBanca in its financial statements.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Brazil, Chile and Colombia, as well as in other applicable jurisdictions in which CorpBanca carries out activities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.6

Note 3 – Requirements of capital and fixed asset limits

Basel and fixed asset ratios

Represented below are the main indicators at June 30, 2014 of ITAÚ UNIBANCO HOLDING CONSOLIDATED, according to present regulation which defines the Financial Conglomerate as the calculation basis:

Financial conglomerate(1)
Referential equity (2)	120,033,921
Basel ratio	16.0%
Tier I	11.5%
Common Equity	11.5%
Additional Capital	0.0%
Tier II	4.5%
Fixed assets ratio	48.4%
Excess capital in relation to fixed assets	1,910,563
(1)	Consolidated financial statements including financial companies only. From October, 2013, according to Resolutions No. 4,278, this is the calculation basis;
(2)
According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (16.0%, based on Financial consolidated, of which 11.5% of Common Equity and Tier I and 4.5% of Tier II) to be adequate, taking into account that this current Basel ratio exceeds the minimum required by the authorities (11.0%) by 5.0 percent.

CMN Resolutions No. 4,192, of March 1st, 2013, No. 4,278 of October 21, 2013 and No. 4,311 of February 20, 2014, provide for the criteria for computation of the Regulatory Capital Minimum Requirements Referential Equity (PRE), Tier I, Capital Principal and Resolution No. 4,193, of March 1st, 2013, which introduces the Additional Capital Principal. In order to calculate the risk portions, the procedures from Circular No 3,644, of March 04, 2013, No. 3,652 of March 26, 2013, No. 3,679, of October 31, 2013 and No. 3,696 of January 3rd, 2014, were followed for credit risk; of the procedures from Circulars Nos. 3,634, 3,635, 3,636, 3,637, 3,638, 3,639, 3,641 and 3,645, of March 04, 2013 and 3,677, of October 31, 2013 and Circular Letters Nos. 3,498 and 3,499, of April 8, 2011 were followed for market risk; and the procedures from Circulars No. 3,640, of March 04, 2013 and No. 3,675, October 31, 2013 and Circular Letters No. 3,625, of December 27, 2013 were followed for operational risk. For the operational risk portion, ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use the Alternative Standardized Approach.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.7

The referential equity used for the calculation of ratios and the risk-weighted assets at June 30, 2014, are as follows:

	Financial conglomerate
Stockholders’ equity ITAÚ UNIBANCO HOLDING S.A. (Consolidated)	85,986,770
Minority interest in subsidiaries	1,907,583
Changes in ownership interest in a subsidiary from capital transaction	5,510,597
Consolidated stockholders’ equity (BACEN)	93,404,950
Preferred shares with clause of redemption excluded from Tier I	(869,235)
Common Equity deductions	(6,070,260)
Common Equity Tier I	86,465,455
Instruments eligible to comprise Additional Tier I	-
Additional Tier I deductions	12,554
Additional Tier I Capital	12,554
Tier I (Common Equity + Additional Capital)	86,478,009
Instruments eligible to comprise Tier II	33,546,949
Tier II deductions	8,963
Tier II	33,555,912
Regulatory Capital (Tier I + Tier II)	120,033,921
Risk-weighted assets	749,409,292
Risk-weighted assets of credit risk (RWACPAD)	687,125,656	91.7%
(a) Per weighting factor (FPR):
FPR at 2%	53,726	0.0%
FPR at 20%	7,168,444	1.0%
FPR at 35%	7,333,183	1.0%
FPR at 50%	19,749,398	2.6%
FPR at 75%	132,446,151	17.7%
FPR at 85%	133,408,131	17.8%
FPR at 100%	298,906,706	39.9%
FPR at 150%	19,188,250	2.6%
FPR at 250%	32,424,546	4.3%
FPR at 300%	19,731,464	2.6%
FPR at 1250%	6,957,848	0.9%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	9,757,809	1.3%
(b) Per type:
Securities	44,173,705	5.9%
Loan operations - retail	108,544,698	14.5%
Loan operations – non-retail	233,113,610	31.1%
Joint obligations - retail	168,744	0.0%
Joint obligations – non-retail	64,006,423	8.5%
Loan commitments - retail	23,729,054	3.2%
Loan commitments – non-retail	26,474,370	3.5%
Other exposures	186,915,052	24.9%
Risk-weighted assets of operational risk (RWAOPAD)	36,565,736	4.9%
Retail	6,896,618	0.9%
Commercial	12,502,173	1.7%
Corporate finance	1,126,530	0.2%
Negotiation and sales	9,429,660	1.3%
Payments and settlements	2,785,068	0.4%
Financial agent services	1,813,556	0.2%
Asset management	1,993,148	0.3%
Retail brokerage	18,983	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	25,717,900	3.4%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	7,059,127	0.9%
Operations subject to interest rate variation	16,205,519	2.2%
Fixed rate denominated in Real (RWAJUR1)	4,383,155	0.6%
Foreign currency coupon (RWAJUR2)	6,378,545	0.9%
Price index coupon (RWAJUR3)	5,209,919	0.7%
Interest rate coupon (RWAJUR4)	233,900	0.0%
Operations subject to commodity price variation (RWACOM)	1,396,809	0.2%
Operations subject to stock price variation (RWAACS)	1,056,445	0.1%
RWA	749,409,292	100.0%
Minimum Required Regulatory Capital	82,435,022
Excess capital in relation to Minimum Required Regulatory Capital	37,598,899	45.6%
Ratio (%)	16.0%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,108,104

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.8

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2013	125,143,549	755,441,023	16.6%
Net income for the period	8,317,680	-	1.1%
Interest on capital and dividends	(4,624,036)	-	-0.6%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	28,384	-	0.0%
Granting of options recognized	235,323	-	0.0%
Granting of stock options – exercised options in the period	103,162	-	0.0%
Asset valuation adjustment	429,370	-	0.1%
Deductions in referential equity	(5,410,379)	-	-0.7%
Deferred assets excluded from Tier I of referential equity	(4,193,369)	-	-0.6%
Other changes in referential equity	4,237	-	0.0%
Changes in risk exposure	-	(6,031,731)	0.1%
Ratio at 06/30/2014	120,033,921	749,409,292	16.0%

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.9

Note 4 – Summary of the main accounting practices

a)
Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management’s intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.10

e)
Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - Corresponds to the amount paid in excess for the purchase of investments. Up to December 31, 2009, goodwill was fully amortized in the periods when the investments were made. Starting January 1, 2010, this goodwill is amortized based on expected future profitability and appraisal reports, or on investments made, in accordance with standards and guidelines issued by CMN and BACEN.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.11

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

n)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.12

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

o)
Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

p)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•
interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.13

Note 5 – Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following:

06/30/2014
Cash and cash equivalents	20,442,104
Interbank deposits	20,632,787
Securities purchased under agreements to resell – Funded position	12,320,670
Total	53,395,561

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.14

Note 6 - Interbank Investments

	06/30/2014
	0 - 30	31 - 180	181 - 365	Over 365	Total	%
Money market	61,757,574	70,763,933	-	-	132,521,507	82.2
Funded position (*)	12,987,730	6,711,509	-	-	19,699,239	12.2
Financed position	45,734,014	36,287,803	-	-	82,021,817	50.9
With free movement	11,869,713	36,287,803	-	-	48,157,516	29.9
Without free movement	33,864,301	-	-	-	33,864,301	21.0
Short position	3,035,830	27,764,621	-	-	30,800,451	19.1
Interbank deposits	21,423,777	3,882,651	2,692,605	730,008	28,729,041	17.8
Total	83,181,351	74,646,584	2,692,605	730,008	161,250,548
% per maturity term	51.6	46.3	1.7	0.5
(*)
Includes R$ 7,401,772 related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.15

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values

a)	Summary per maturity

	06/30/2014
	Cost	Adjustment to market value reflected in:		Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
		Results	Stockholders’ equity
Government securities - domestic	110,315,475	219,703	(593,995)	109,941,183	59.0	5,226,917	10,007,269	1,881,634	9,137,653	10,796,730	72,890,980
Financial treasury bills	24,939,963	(882)	3	24,939,084	13.4	-	5,070,735	-	6,701,501	8,529,132	4,637,716
National treasury bills	28,624,221	98,393	20,523	28,743,137	15.4	5,023,390	-	1,844,731	1,654,609	2,243,696	17,976,711
National treasury notes	37,594,870	79,810	(469,025)	37,205,655	20.0	3,272	4,935,018	8,337	353,145	20,209	31,885,674
National treasury/securitization	268,249	(140)	(2,378)	265,731	0.1	120	1,516	1,189	259	2,751	259,896
Brazilian external debt bonds	18,888,172	42,522	(143,118)	18,787,576	10.1	200,135	-	27,377	428,139	942	18,130,983
Government securities - abroad	11,344,679	37,036	(73,992)	11,307,723	6.0	666,821	697,643	2,108,102	5,081,040	1,712,258	1,041,859
Germany	159,456	221	-	159,677	0.1	-	-	-	-	-	159,677
Argentina	238,623	32,001	-	270,624	0.1	109,486	128,627	46	18,551	374	13,540
Belgium	147,567	(1,085)	247	146,729	0.1	-	-	-	47,445	-	99,284
Chile	1,082,722	418	2,338	1,085,478	0.6	332,739	511,533	198,583	20,546	20,479	1,598
Colombia	213,899	(502)	-	213,397	0.1	216	-	-	51	211,362	1,768
Korea	2,910,110	-	-	2,910,110	1.5	-	-	1,129,001	1,327,139	453,970	-
Denmark	3,408,690	-	-	3,408,690	1.8	-	-	526,635	2,398,284	483,771	-
Spain	783,780	-	-	783,780	0.4	-	-	-	783,780	-	-
United States	637,482	(2,189)	(2,966)	632,327	0.3	-	-	148,019	114,104	116,932	253,272
France	123,710	-	1,314	125,024	0.1	-	-	-	-	47,612	77,412
Netherlands	119,612	-	1,480	121,092	0.1	-	-	-	-	-	121,092
Italy	101,953	-	126	102,079	0.1	-	-	-	102,079	-	-
Mexico	108,353	8,165	-	116,518	0.1	-	-	-	-	-	116,518
Paraguay	947,733	-	(66,609)	881,124	0.5	103,233	48,706	102,555	249,147	259,204	118,279
Uruguay	354,776	8	(9,536)	345,248	0.1	121,147	8,777	3,263	19,896	118,554	73,611
Other	6,213	(1)	(386)	5,826	0.0	-	-	-	18	-	5,808
Corporate securities	52,522,415	48,196	215,669	52,786,280	28.4	4,366,691	1,641,972	3,999,315	4,919,208	6,200,757	31,658,337
Shares	3,016,021	1,415	(70,348)	2,947,088	1.6	2,947,088	-	-	-	-	-
Rural product note	1,072,820	-	(9,199)	1,063,621	0.6	22,366	337,011	183,469	139,250	68,826	312,699
Bank deposit certificates	437,869	74	40	437,983	0.2	110,891	93,911	139,163	93,363	-	655
Securitized real estate loans	13,430,663	52	32,870	13,463,585	7.2	51,775	383,297	187,664	260,906	564,925	12,015,018
Fund quotas	436,401	16,335	4,368	457,104	0.3	452,752	-	-	4,352	-	-
Credit rights	93,949	-	-	93,949	0.1	93,949	-	-	-	-	-
Fixed income	146,424	-	(2)	146,422	0.1	142,070	-	-	4,352	-	-
Variable income	196,028	16,335	4,370	216,733	0.1	216,733	-	-	-	-	-
Debentures	18,853,505	(5,368)	171,918	19,020,055	10.2	13,003	134,594	205,347	780,833	2,322,178	15,564,100
Eurobonds and others	6,128,728	40,514	98,433	6,267,675	3.4	47,572	152,735	207,183	732,160	1,892,547	3,235,478
Financial bills	7,069,092	-	(6,736)	7,062,356	3.8	642,695	248,955	2,101,092	2,768,138	1,299,340	2,136
Promissory notes	1,387,645	-	(1,934)	1,385,711	0.7	78,549	291,469	975,397	40,296	-	-
Other	689,671	(4,826)	(3,743)	681,102	0.4	-	-	-	99,910	52,941	528,251
Subtotal - securities	174,182,569	304,935	(452,318)	174,035,186	93.4	10,260,429	12,346,884	7,989,051	19,137,901	18,709,745	105,591,176
Trading securities	79,892,746	304,935	-	80,197,681	43.0	4,757,480	9,990,512	1,860,611	9,510,347	11,117,641	42,961,090
Available-for-sale securities	68,721,830	-	(452,318)	68,269,512	36.7	5,404,021	1,975,401	5,916,602	9,359,292	7,035,782	38,578,414
Held-to-maturity securities (*)	25,567,993	-	-	25,567,993	13.7	98,928	380,971	211,838	268,262	556,322	24,051,672
Derivative financial instruments	10,334,805	1,871,661	-	12,206,466	6.6	2,768,664	1,670,110	1,011,645	2,610,737	762,048	3,383,262
Total securities and derivative financial instruments (assets)	184,517,374	2,176,596	(452,318)	186,241,652	100.0	13,029,093	14,016,994	9,000,696	21,748,638	19,471,793	108,974,438

Derivative financial instruments (liabilities)	(10,956,037)	(998,767)	36,976	(11,917,828)	100.0	(2,280,087)	(1,011,716)	(618,141)	(1,531,748)	(680,246)	(5,795,890)
(*)	Unrecorded positive adjustment to market value in the amount of R$ 311,181 according to Note 7e.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.16

b)	Summary by portfolio

	06/30/2014
			Restricted to			Derivative financial instruments	Total
	Own portfolio	Repurchase agreements	Pledged guarantees (*)	Free portfolio	Central Bank
Government securities - domestic	46,867,140	49,836,033	1,989,025	-	11,248,985	-	109,941,183
Financial treasury bills	1,002,862	10,959,045	1,732,181	-	11,244,996	-	24,939,084
National treasury bills	22,754,143	5,972,679	16,315	-	-	-	28,743,137
National treasury notes	14,674,657	22,327,103	199,906	-	3,989	-	37,205,655
National treasury/securitization	265,731	-	-	-	-	-	265,731
Brazilian external debt bonds	8,169,747	10,577,206	40,623	-	-	-	18,787,576
Government securities - abroad	10,855,479	249,396	196,776	6,072	-	-	11,307,723
Germany	159,677	-	-	-	-	-	159,677
Argentina	168,096	89,125	13,403	-	-	-	270,624
Belgium	146,729	-	-	-	-	-	146,729
Chile	989,609	82,448	13,421	-	-	-	1,085,478
Colombia	207,325	-	-	6,072	-	-	213,397
Korea	2,910,110	-	-	-	-	-	2,910,110
Denmark	3,408,690	-	-	-	-	-	3,408,690
Spain	783,780	-	-	-	-	-	783,780
United States	484,308	-	148,019	-	-	-	632,327
France	125,024	-	-	-	-	-	125,024
Italy	121,092	-	-	-	-	-	121,092
Netherlands	102,079	-	-	-	-	-	102,079
Mexico	116,518	-	-	-	-	-	116,518
Paraguay	803,301	77,823	-	-	-	-	881,124
Uruguay	323,315	-	21,933	-	-	-	345,248
Other	5,826	-	-	-	-	-	5,826
Corporate securities	51,090,835	1,259,072	436,373	-	-	-	52,786,280
Shares	2,917,491	2,187	27,410	-	-	-	2,947,088
Rural product note	1,063,621	-	-	-	-	-	1,063,621
Bank deposit certificates	102,202	331,039	4,742	-	-	-	437,983
Securitized real estate loans	13,463,585	-	-	-	-	-	13,463,585
Fund quotas	450,765	-	6,339	-	-	-	457,104
Credit rights	93,949	-	-	-	-	-	93,949
Fixed income	140,083	-	6,339	-	-	-	146,422
Variable income	216,733	-	-	-	-	-	216,733
Debentures	18,687,106	-	332,949	-	-	-	19,020,055
Eurobonds and other	5,341,269	925,846	560	-	-	-	6,267,675
Financial bills	7,062,356	-	-	-	-	-	7,062,356
Promissory notes	1,385,711	-	-	-	-	-	1,385,711
Other	616,729	-	64,373	-	-	-	681,102
Subtotal - securities	108,813,454	51,344,501	2,622,174	6,072	11,248,985	-	174,035,186
Trading securities	37,782,054	29,530,937	1,629,633	6,072	11,248,985	-	80,197,681
Available-for-sale securities	50,404,476	16,872,497	992,539	-	-	-	68,269,512
Held-to-maturity securities	20,626,924	4,941,067	2	-	-	-	25,567,993
Derivative financial instruments	-	-	-	-	-	12,206,466	12,206,466
Total securities and derivative financial instruments (assets)	108,813,454	51,344,501	2,622,174	6,072	11,248,985	12,206,466	186,241,652
(*)	Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.17

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2014
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
Government securities - domestic	74,153,598	219,703	74,373,301	92.8	1,998,597	9,786,098	1,854,136	9,099,357	10,796,413	40,838,700
Financial treasury bills	24,485,947	(882)	24,485,065	30.5	-	4,850,272	-	6,701,501	8,529,132	4,404,160
National treasury bills	18,333,477	98,393	18,431,870	23.0	1,914,667	-	1,844,731	1,654,609	2,243,696	10,774,167
National treasury notes	30,142,286	79,810	30,222,096	37.8	3,175	4,934,310	8,216	349,170	19,892	24,907,333
National treasury/securitization	-	-	-	-	-	-	-	-	-	-
Brazilian external debt bonds	8,403	(140)	8,263	0.0	120	1,516	1,189	259	2,751	2,428
Government securities - abroad	1,149,330	37,036	1,186,366	1.4	261,717	186,670	456	133,374	211,758	392,391
Germany	159,456	221	159,677	0.2	-	-	-	-	-	159,677
Argentina	238,623	32,001	270,624	0.3	109,486	128,627	46	18,551	374	13,540
Belgium	100,369	(1,085)	99,284	0.1	-	-	-	-	-	99,284
Chile	133,825	418	134,243	0.2	74,192	58,043	410	-	-	1,598
Colombia	213,899	(502)	213,397	0.3	216	-	-	51	211,362	1,768
United States	116,315	(2,189)	114,126	0.1	-	-	-	114,104	22	-
Mexico	108,353	8,165	116,518	0.1	-	-	-	-	-	116,518
Paraguay	77,823	-	77,823	0.1	77,823	-	-	-	-	-
Uruguay	660	8	668	0.0	-	-	-	668	-	-
Other	7	(1)	6	0.0	-	-	-	-	-	6
Corporate securities	4,589,818	48,196	4,638,014	5.8	2,497,166	17,744	6,019	277,616	109,470	1,729,999
Shares	2,184,415	1,415	2,185,830	2.8	2,185,830	-	-	-	-	-
Bank deposit certificates	5,930	74	6,004	0.0	870	193	4,286	-	-	655
Securitized real estate loans	1,251	52	1,303	0.0	-	-	-	-	-	1,303
Fund quotas	277,823	16,335	294,158	0.4	294,158	-	-	-	-	-
Fixed income	131,406	-	131,406	0.2	131,406	-	-	-	-	-
Variable income	146,417	16,335	162,752	0.2	162,752	-	-	-	-	-
Debentures	708,960	(5,368)	703,592	0.9	11,866	6,176	-	11,005	1,631	672,914
Eurobonds and other	1,111,389	40,514	1,151,903	1.4	-	11,375	1,733	250,965	107,839	779,991
Financial bills	20,088	-	20,088	0.0	4,442	-	-	15,646	-	-
Others	279,962	(4,826)	275,136	0.3	-	-	-	-	-	275,136
Total	79,892,746	304,935	80,197,681	100.0	4,757,480	9,990,512	1,860,611	9,510,347	11,117,641	42,961,090
% per maturity term					5.8	12.5	2.3	11.9	13.9	53.6

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.18

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2014
	Cost	Adjustments to market value (in stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
Government securities - domestic	21,292,912	(593,995)	20,698,917	30.4	3,179,949	221,171	121	38,296	317	17,259,063
Financial treasury bills	454,016	3	454,019	0.7	-	220,463	-	-	-	233,556
National treasury bills	4,066,669	20,523	4,087,192	6.0	3,108,723	-	-	-	-	978,469
National treasury notes	7,452,584	(469,025)	6,983,559	10.2	97	708	121	3,975	317	6,978,341
National treasury/securitization	259,846	(2,378)	257,468	0.4	-	-	-	-	-	257,468
Brazilian external debt bonds	9,059,797	(143,118)	8,916,679	13.1	71,129	-	-	34,321	-	8,811,229
Government securities - abroad	10,173,992	(73,992)	10,100,000	14.9	405,104	510,973	2,107,646	4,934,661	1,500,500	641,116
Belgium	47,198	247	47,445	0.1	-	-	-	47,445	-	-
Chile	948,897	2,338	951,235	1.4	258,547	453,490	198,173	20,546	20,479	-
Korea	2,910,110	-	2,910,110	4.3	-	-	1,129,001	1,327,139	453,970	-
Denmark	3,408,690	-	3,408,690	5.0	-	-	526,635	2,398,284	483,771	-
Spain	783,780	-	783,780	1.1	-	-	-	783,780	-	-
United States	521,167	(2,966)	518,201	0.8	-	-	148,019	-	116,910	253,272
France	123,710	1,314	125,024	0.2	-	-	-	-	47,612	77,412
Netherlands	119,612	1,480	121,092	0.2	-	-	-	-	-	121,092
Italy	101,953	126	102,079	0.1	-	-	-	102,079	-	-
Paraguay	869,910	(66,609)	803,301	1.2	25,410	48,706	102,555	249,147	259,204	118,279
Uruguay	332,770	(9,536)	323,234	0.5	121,147	8,777	3,263	6,223	118,554	65,270
Other	6,195	(386)	5,809	0.0	-	-	-	18	-	5,791
Corporate securities	37,254,925	215,670	37,470,595	54.7	1,818,968	1,243,257	3,808,835	4,386,335	5,534,965	20,678,235
Shares	831,606	(70,348)	761,258	1.1	761,258	-	-	-	-	-
Rural product note	1,072,820	(9,199)	1,063,621	1.5	22,366	337,011	183,469	139,250	68,826	312,699
Bank deposit certificate	431,937	40	431,977	0.6	110,019	93,718	134,877	93,363	-	-
Securitized real estate loans	2,752,201	32,870	2,785,071	4.1	1,220	2,326	3,203	5,649	8,603	2,764,070
Fund quotas	158,578	4,368	162,946	0.2	158,594	-	-	4,352	-	-
Credit rights	15,018	(2)	15,016	0.0	10,664	-	-	4,352	-	-
Fixed income	93,949	-	93,949	0.1	93,949	-	-	-	-	-
Variable income	49,611	4,370	53,981	0.1	53,981	-	-	-	-	-
Debentures	18,144,544	171,919	18,316,463	26.8	1,137	128,418	205,347	769,828	2,320,547	14,891,186
Eurobonds and other	5,016,881	98,433	5,115,314	7.5	47,572	141,360	205,450	481,195	1,784,708	2,455,029
Financial bills	7,049,004	(6,736)	7,042,268	10.3	638,253	248,955	2,101,092	2,752,492	1,299,340	2,136
Promissory notes	1,387,645	(1,934)	1,385,711	2.0	78,549	291,469	975,397	40,296	-	-
Other	409,709	(3,743)	405,966	0.6	-	-	-	99,910	52,941	253,115
Total	68,721,829	(452,317)	68,269,512	100.0	5,404,021	1,975,401	5,916,602	9,359,292	7,035,782	38,578,414

Adjustments of securities reclassified to the held-to-maturity category		(660,908)			7.9	2.9	8.7	13.7	10.3	56.5

Minority interest in subsidiaries		33,782
Accounting adjustment - hedge - Circular No. 3,082		(181,764)
Deferred taxes		534,245
Adjustment to market value		(726,962)
Liabilities of post-employment benefits		(349,975)
Asset valuation adjustments		(1,076,937)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.19

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2014, not considered in results, is an impairment loss of R$ 660,908 relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 311,181.

	06/30/2014
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
Government securities - domestic	14,868,965	58.1	48,371	-	27,377	-	-	14,793,217
National treasury notes	6,224,075	24.3	-	-	-	-	-	6,224,075
Brazilian external debt bonds	8,644,890	33.8	48,371	-	27,377	-	-	8,569,142
Government securities - abroad	21,357	0.1	-	-	-	13,005	-	8,352
Uruguay	21,346	0.1	-	-	-	13,005	-	8,341
Other	11	0.0	-	-	-	-	-	11
Corporate securities	10,677,671	41.8	50,557	380,971	184,461	255,257	556,322	9,250,103
Bank deposit certificate	2	-	2	-	-	-	-	-
Securitized real estate loans	10,677,211	41.8	50,555	380,971	184,461	255,257	556,322	9,249,645
Eurobonds and other	458	-	-	-	-	-	-	458
Total	25,567,993	100.0	98,928	380,971	211,838	268,262	556,322	24,051,672
% per maturity term			0.4	1.5	0.8	1.0	2.2	94.1

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

During the preparation of the consolidated financial statements for the period, Management decided to reclassify Securities from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157,013 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 498,653 will be deferred over the maturity period of the instruments, as established in Paragraph 1, item II (b) of said Circular. This reclassification was determined as a result of the risk management strategy and the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.20

g)	Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2014, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 1,622,125 and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.21

I – Derivatives by index

	Memorandum account Notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	06/30/2014	06/30/2014	06/30/2014	06/30/2014
Futures contracts	428,820,179	60,903	152,760	213,663
Purchase commitments	146,769,450	125,935	190,010	315,945
Foreign currency	12,613,707	25,929	189,583	215,512
Interbank market	110,523,597	(13,650)	432	(13,218)
Indexes	21,449,583	114,334	(5)	114,329
Securities	2,152,269	(34)	-	(34)
Commodities	30,294	(644)	-	(644)
Commitments to sell	282,050,729	(65,032)	(37,250)	(102,282)
Foreign currency	108,959,189	(7,643)	(35,219)	(42,862)
Interbank market	126,107,607	33,950	(1,817)	32,133
Fixed rates	74,445	-	372	372
Indexes	35,973,641	(92,147)	(586)	(92,733)
Securities	10,451,076	836	-	836
Commodities	484,771	(28)	-	(28)
Swap contracts		(2,984,382)	573,899	(2,410,483)
Asset position	347,576,178	2,909,477	1,533,596	4,443,073
Foreign currency	11,881,596	409,647	242,992	652,639
Interbank market	71,206,733	745,728	451,796	1,197,524
Fixed rates	63,326,307	842,062	701,547	1,543,609
Floating rate	117,928,643	45,553	29,766	75,319
Indexes	83,214,883	866,120	105,871	971,991
Securities	12,885	(23)	1,485	1,462
Other	5,131	390	139	529
Liability position	350,560,558	(5,893,859)	(959,697)	(6,853,556)
Foreign currency	21,924,300	(592,601)	(135,056)	(727,657)
Interbank market	50,047,640	(26,157)	(427,694)	(453,851)
Fixed rates	93,689,745	(2,491,748)	(390,013)	(2,881,761)
Floating rate	5,156,492	(39,579)	(12,501)	(52,080)
Indexes	179,433,336	(2,675,261)	(12,109)	(2,687,370)
Securities	90,983	(65,674)	17,163	(48,511)
Commodities	28,438	(934)	(108)	(1,042)
Other	189,624	(1,905)	621	(1,284)
Option contracts	812,956,666	767,716	120,692	888,408
Purchase commitments - long position	202,002,129	800,987	(203,536)	597,451
Foreign currency	27,231,786	555,938	(313,569)	242,369
Interbank market	16,507,819	51,457	(35,185)	16,272
Floating rate	48,499	1,110	(1,110)	-
Indexes	154,555,336	127,417	(29,996)	97,421
Securities	3,006,465	48,919	172,068	220,987
Commodities	598,360	11,176	3,712	14,888
Other	53,864	4,970	544	5,514
Commitments to sell - long position	200,940,173	1,627,445	302,128	1,929,573
Foreign currency	20,634,594	375,570	236,104	611,674
Interbank market	16,649,003	28,423	12,587	41,010
Fixed rates	25,560	619	(106)	513
Floating rate	283,066	809	(428)	381
Indexes	157,719,672	69,812	(15,646)	54,166
Securities	5,299,330	1,143,411	66,559	1,209,970
Commodities	320,843	8,595	2,927	11,522
Other	8,105	206	131	337
Purchase commitments - short position	134,281,190	(968,814)	255,054	(713,760)
Foreign currency	28,507,611	(810,229)	419,932	(390,297)
Interbank market	9,578,651	(30,999)	20,922	(10,077)
Fixed rates	4,846	-	(12)	(12)
Indexes	93,344,609	(82,851)	(10,012)	(92,863)
Securities	2,503,089	(30,740)	(165,770)	(196,510)
Commodities	292,925	(9,025)	(9,462)	(18,487)
Other	49,459	(4,970)	(544)	(5,514)
Commitments to sell - short position	275,733,174	(691,902)	(232,954)	(924,856)
Foreign currency	17,424,913	(382,011)	(170,945)	(552,956)
Interbank market	15,470,507	(27,297)	(26,913)	(54,210)
Fixed rates	5,506	(94)	16	(78)
Floating rate	-	-	118	118
Indexes	239,339,101	(114,584)	4,620	(109,964)
Securities	3,114,060	(158,078)	(39,116)	(197,194)
Commodities	370,982	(9,632)	(603)	(10,235)
Other	8,105	(206)	(131)	(337)
Forward contracts	35,710,704	1,150,253	60,865	1,211,118
Purchases receivable	1,681,362	643,305	47,088	690,393
Foreign currency	920,617	18,297	46,892	65,189
Fixed rates	273,683	273,565	-	273,565
Floating rate	260,695	261,057	-	261,057
Securities	71,902	71,902	1,920	73,822
Commodities	154,465	18,484	(1,724)	16,760
Purchases payable	9,698,787	(1,026,556)	92,642	(933,914)
Foreign currency	9,656,571	(415,968)	93,446	(322,522)
Fixed rates	-	(273,565)	-	(273,565)
Floating rate	-	(261,057)	-	(261,057)
Securities	-	(71,902)	-	(71,902)
Commodities	42,216	(4,064)	(804)	(4,868)
Sales receivable	22,649,213	2,825,545	(49,931)	2,775,614
Foreign currency	11,405,680	502,756	(58,493)	444,263
Interbank market	8,760,864	1,302	2,203	3,505
Fixed rates	709,232	715,124	-	715,124
Floating rate	263,788	264,283	-	264,283
Indexes	689	675	1	676
Securities	1,361,295	1,336,870	345	1,337,215
Commodities	147,665	4,535	6,013	10,548
Sales deliverable	1,681,342	(1,292,041)	(28,934)	(1,320,975)
Foreign currency	1,100,029	(31,015)	(34,170)	(65,185)
Interbank market	552,904	-	(7)	(7)
Fixed rates	-	(715,123)	-	(715,123)
Floating rate	-	(264,283)	-	(264,283)
Securities	(2,434)	(278,751)	4,851	(273,900)
Commodities	30,843	(2,869)	392	(2,477)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.22

	Memorandum account/ Notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	06/30/2014	06/30/2014	06/30/2014	06/30/2014
Credit derivatives	7,955,162	(29,617)	25,236	(4,381)
Asset position	3,630,914	85,974	47,257	133,231
Fixed rate	2,720,307	85,521	29,887	115,408
Securities	676,931	295	11,946	12,241
Other	233,676	158	5,424	5,582
Liability position	4,324,248	(115,591)	(22,021)	(137,612)
Fixed rate	3,090,108	(105,240)	(9,893)	(115,133)
Securities	1,213,084	(10,353)	(11,563)	(21,916)
Other	21,056	2	(565)	(563)
Forwards operations	67,960,290	124,241	29,505	153,746
Asset position	34,873,906	682,712	20,553	703,265
Foreign currency	34,822,871	681,985	20,553	702,538
Indexes	29,845	90	-	90
Securities	21,190	637	-	637
Liability position	33,086,384	(558,471)	8,952	(549,519)
Foreign currency	33,085,482	(558,471)	8,952	(549,519)
Securities	902	-	-	-
Swap with target flow	1,571,046	(54,352)	(42,840)	(97,192)
Asset position - Interbank market	758,347	-	-	-
Liability position	812,699	(54,352)	(42,840)	(97,192)
Foreign currency	761,735	(54,192)	(42,523)	(96,715)
Interbank market	50,964	(160)	(317)	(477)
Target flow of swap - asset position - foreign currency	815,305	-	45,702	45,702
Other derivative financial instruments	6,437,877	344,005	(55,948)	288,057
Asset position	4,620,315	698,459	(23,958)	674,501
Foreign currency	646,955	8,207	933	9,140
Fixed rate	1,198,996	367,638	(6,561)	361,077
Securities	2,747,912	322,633	(19,193)	303,440
Other	26,452	(19)	863	844
Liability position	1,817,562	(354,454)	(31,990)	(386,444)
Foreign currency	227,859	(8,494)	(12,133)	(20,627)
Fixed rate	-	(326,059)	-	(326,059)
Securities	1,363,625	(19,787)	(15,736)	(35,523)
Other	226,078	(114)	(4,121)	(4,235)

		10,334,807	1,871,659	12,206,466
		(10,956,040)	(961,788)	(11,917,828)
		(621,233)	909,871	288,638

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2014
Futures	124,762,221	96,240,972	63,804,121	144,012,865	428,820,179
Swaps	4,843,710	44,199,396	64,687,135	230,936,460	344,666,701
Options	490,698,225	98,788,336	212,976,538	10,493,567	812,956,666
Forwards (onshore)	11,182,077	13,017,416	7,965,053	3,546,158	35,710,704
Credit derivatives	241,172	1,699,204	1,093,905	4,920,881	7,955,162
Forwards (offshore)	26,354,493	30,190,019	9,529,796	1,885,982	67,960,290
Swaps with target flow	-	50,804	-	707,543	758,347
Target flow of swap	-	62,804	-	752,501	815,305
Other derivative financial instruments	81,297	1,279,045	1,112,478	3,965,057	6,437,877

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.23

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2014
	Cost	Adjustments to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
Asset
Futures - BM&F Bovespa	60,902	152,761	213,663	1.8	186,606	14,252	(5,192)	18,356	7,308	(7,667)
Swaps - adjustment receivable	2,909,478	1,533,595	4,443,073	36.5	125,496	237,671	212,092	829,710	451,106	2,586,998
BM&F Bovespa	211,375	43,351	254,726	2.1	3,207	9,000	7,441	34,245	22,721	178,112
Financial institutions	617,771	453,396	1,071,167	8.8	27,673	22,370	23,453	136,388	148,800	712,483
Companies	2,019,187	771,443	2,790,630	22.9	94,548	196,936	180,033	510,539	262,848	1,545,726
Individuals	61,145	265,405	326,550	2.7	68	9,365	1,165	148,538	16,737	150,677
Option premiums	2,428,428	98,596	2,527,024	20.8	268,472	260,458	247,602	1,404,539	152,774	193,179
BM&FBOVESPA	1,547,078	(147,397)	1,399,681	11.5	157,420	49,608	79,584	1,112,066	1,003
Financial institutions	634,670	216,724	851,394	7.0	99,639	183,224	143,950	222,692	85,251	116,638
Companies	246,383	29,493	275,876	2.3	11,413	27,626	23,995	69,781	66,520	76,541
Individuals	297	(224)	73	0.0	-	-	73	-	-	-
Forwards (onshore)	3,468,850	(2,843)	3,466,007	28.4	2,072,377	644,459	441,455	142,748	34,412	130,556
BM&FBOVESPA	1,060,428	2,553	1,062,981	8.7	179,763	521,814	319,902	41,473	29
Financial institutions	176,424	(3,388)	173,036	1.4	135,266	4,311	21,577	11,728	65	89
Companies	2,231,495	(2,302)	2,229,193	18.3	1,757,348	118,334	99,976	88,750	34,318	130,467
Individuals	503	294	797	0.0	-	-	-	797	-	-
Credit derivatives - Financial institutions	85,973	47,258	133,231	1.1	-	78	489	3,019	2,185	127,460
Forwards (offshore)	682,713	20,552	703,265	5.8	114,548	196,362	94,752	184,741	75,113	37,749
Financial institutions	398,174	398	398,572	3.3	88,061	97,420	56,353	121,183	26,413	9,142
Companies	270,995	20,658	291,653	2.4	23,176	91,521	38,324	61,819	48,206	28,607
Individuals	13,544	(504)	13,040	0.1	3,311	7,421	75	1,739	494	-
Target flow of swap - Companies	-	45,702	45,702	0.4	-	-	5	-	2,839	42,858
Other derivative financial instruments	698,460	(23,959)	674,501	5.5	1,165	316,830	20,442	27,624	36,311	272,129
Financial institutions	455,207	(29,741)	425,466	3.5	3	292,986	6,040	2,618	27,512	96,307
Companies	243,253	5,782	249,035	2.0	1,162	23,844	14,402	25,006	8,799	175,822
Total	10,334,804	1,871,662	12,206,466	100.3	2,768,664	1,670,110	1,011,645	2,610,737	762,048	3,383,262
% per maturity term					22.7	13.7	8.3	21.4	6.2	27.7

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.24

	06/30/2014
	Cost	Adjustments to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
Liabilities
Swaps - difference payable	(5,893,858)	(959,698)	(6,853,556)	57.5	(93,420)	(287,301)	(151,283)	(715,301)	(402,171)	(5,204,080)
BM&FBovespa	(405,539)	(43,193)	(448,732)	3.8	(8,900)	(47,996)	(19,321)	(159,990)	(11,605)	(200,920)
Financial institutions	(690,804)	(319,547)	(1,010,351)	8.5	(7,992)	(9,279)	(35,852)	(156,707)	(146,260)	(654,261)
Companies	(2,012,407)	(447,812)	(2,460,219)	20.6	(76,511)	(226,799)	(94,115)	(272,110)	(202,816)	(1,587,868)
Individuals	(2,785,108)	(149,146)	(2,934,254)	24.6	(17)	(3,227)	(1,995)	(126,494)	(41,490)	(2,761,031)
Option premiums	(1,660,716)	22,100	(1,638,616)	13.8	(247,722)	(166,761)	(276,091)	(545,588)	(169,837)	(232,617)
BM&FBovespa	(589,352)	148,845	(440,507)	3.7	(160,351)	(31,538)	(95,939)	(151,980)	(693)	(6)
Financial institutions	(977,401)	74,019	(903,382)	7.6	(76,359)	(108,390)	(151,001)	(338,215)	(105,375)	(124,042)
Companies	(93,320)	(201,112)	(294,432)	2.5	(11,011)	(26,833)	(29,085)	(55,165)	(63,769)	(108,569)
Individuals	(643)	348	(295)	0.0	(1)	-	(66)	(228)	-	-
Forwards (onshore)	(2,318,596)	63,707	(2,254,889)	19.0	(1,822,208)	(54,049)	(51,321)	(179,937)	(58,159)	(89,215)
BM&FBovespa	-	(7)	(7)	0.0	-	(7)	-	-	-	-
Financial institutions	(291,524)	35,175	(256,349)	2.2	(119,510)	(648)	(2,134)	(133,902)	(155)	-
Companies	(2,027,072)	28,539	(1,998,533)	16.8	(1,702,698)	(53,394)	(49,187)	(46,035)	(58,004)	(89,215)
Credit derivatives	(115,591)	(22,021)	(137,612)	1.2	-	(12)	(646)	(2,942)	(11,774)	(122,238)
Financial institutions	(104,951)	(22,063)	(127,014)	1.1	-	(12)	(646)	(2,942)	(1,176)	(122,238)
Companies	(10,640)	42	(10,598)	0.1	-	-	-	-	(10,598)	-
Forwards (offshore)	(558,468)	8,949	(549,519)	4.6	(116,391)	(184,006)	(137,665)	(83,752)	(18,957)	(8,748)
Financial institutions	(458,509)	3,960	(454,549)	3.8	(107,119)	(149,276)	(116,761)	(67,636)	(13,631)	(126)
Companies	(100,086)	5,228	(94,858)	0.8	(9,272)	(34,723)	(20,903)	(16,020)	(5,318)	(8,622)
Individuals	127	(239)	(112)	0.0	-	(7)	(1)	(96)	(8)	-
Swaps with target flow - Companies	(54,353)	(42,839)	(97,192)	0.8	-	-	(477)	-	(13,363)	(83,352)
Other derivative financial instruments	(354,454)	(31,990)	(386,444)	3.2	(348)	(319,588)	(658)	(4,228)	(5,984)	(55,638)
Financial institutions	(326,060)	-	(326,060)	2.7	-	(308,226)	-	-	-	(17,834)
Companies	(28,394)	(31,990)	(60,384)	0.5	(348)	(11,362)	(658)	(4,228)	(5,984)	(37,804)
Total	(10,956,036)	(961,792)	(11,917,828)	100.1	(2,280,089)	(1,011,717)	(618,141)	(1,531,748)	(680,245)	(5,795,888)
% per maturity term					19.1	8.5	5.2	12.9	5.7	48.6

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.25

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2014
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	300,860,278	6,493,525	730,063,316	10,398,387	-	-	-	-	-
Over-the-counter market	127,959,901	338,173,176	82,893,350	25,312,317	7,955,162	67,960,290	758,347	815,305	6,437,877
Financial institutions	101,263,127	183,618,220	66,330,291	5,124,272	7,944,521	58,415,392	-	-	2,897,186
Companies	26,696,774	88,262,273	16,441,307	20,181,783	10,641	9,363,391	758,347	815,305	3,540,691
Individuals	-	66,292,683	121,752	6,262	-	181,507	-	-	-
Total	428,820,179	344,666,701	812,956,666	35,710,704	7,955,162	67,960,290	758,347	815,305	6,437,877

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio, stated at notional amounts, and their effect on calculation of Required Referential Equity.

	06/30/2014
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(5,141,156)	1,428,786	(3,712,370)
Total return rate swaps	(1,385,220)	-	(1,385,220)
Total	(6,526,376)	1,428,786	(5,097,590)

The effect on the referential equity (Note 3) was R$ 233,723.

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.26

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)
Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	06/30/2014
Strategies	Hedge Instrument		Hedge assets
	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	84,605,351	(123,067)	86,497,846
Hedge of preferred shares	865,741	24,404	865,741
Hedge of highly probable anticipated transaction	68,086	(8,177)	69,407
Total	85,539,178	(106,840)	87,432,994
(*)	Net amount of tax effects recorded under heading Results from Securities and Derivative Financial Investments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (120,365).

The amount of R$ 2,624 related to Foreign Exchange Rates Futures for the period was reclassified from Asset Valuation Adjustments and included in the initial cost of assets.

ITAÚ UNIBANCO HOLDING entered into Futures DDI contracts on BM&F Bovespa maturing during 2015 to protect the future cash flows of highly probable anticipated transactions, with financial effects during 2014, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates.

To protect the future cash flows of debt against exposure to variable interest rates (CDI), ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018.

II)
Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets.

	06/30/2014
	Hedge instrument
	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loans	1,910,249	(57,432)	1,910,249	56,797
Hedge of structured funding	440,500	183	440,500	(170)
Total	2,350,749	(57,249)	2,350,749	56,627
(*)	Net amount of tax effects recorded in under heading Results from Securities and Derivative Financial Investments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2029.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.27

III)	We present below the maturity terms of cash flow hedge and market risk hedge strategies

06/30/2014
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of preferred shares	Hedge of highly probable anticipated transaction	Hedge of loans	Hedge of structured funding	Total
2014	41,079,727	-	-	-	-	41,079,727
2015	13,551,176	865,741	68,086	-	-	14,485,003
2016	7,903,920	-	-	241,245	440,500	8,585,665
2017	11,225,979	-	-	120,622	-	11,346,601
2018	10,844,549	-	-	150,778	-	10,995,327
2019	-	-	-	341,677	-	341,677
2020	-	-	-	35,260	-	35,260
2022	-	-	-	167,694	-	167,694
2023	-	-	-	159,079	-	159,079
2025	-	-	-	39,376	-	39,376
2027	-	-	-	140,317	-	140,317
2028	-	-	-	424,330	-	424,330
2029	-	-	-	89,871	-	89,871
Total	84,605,351	865,741	68,086	1,910,249	440,500	87,889,927

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.28

h)	Changes in adjustment to unrealized (*) market value for the period

01/01 to 06/30/2014
Opening balance	(1,969,702)
Adjustments with impact on:

Results	1,464,962
Trading securities	1,152,785
Derivative financial instruments	312,177
Stockholders’ equity	1,048,488
Available-for-sale	1,462,942
Accounting hedge – derivative financial instruments	(414,454)
Futures	(429,588)
Swap	15,134

Closing balance	543,748
Adjustment to market value	543,748
Trading securities	304,935
Available-for-sale securities	(452,317)
Derivative financial instruments	691,130
Trading securities	872,894
Accounting hedge	(181,764)
Futures	(218,740)
Swap	36,976
(*)	The term unrealized in the context of Circular n° 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

01/01 to 06/30/2014
Gain (loss) – trading securities	(230,444)
Gain (loss) – available-for-sale securities	(126,001)
Gain (loss) – derivatives	(240,443)
Gain (loss) – foreign exchange variation on investments abroad	(1,786,326)
Total	(2,383,214)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.29

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	06/30/2014 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(416)	(227,732)	(437,120)
Foreign Exchange Linked	Foreign Exchange Linked Interest	192	(29,211)	(59,971)
Foreign Exchange Rates	Prices of Foreign Currencies	3,709	115,877	277,643
Price Index Linked	Interest of Inflation coupon	(5)	7,157	26,541
TR	TR Linked Interest Rates	2	(932)	(1,568)
Equities	Prices of Equities	982	(314)	61,748
TOTAL		4,463	(135,155)	(132,727)
(*)	Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2014 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(4,359)	(1,308,419)	(2,530,585)
Foreign Exchange Linked	Foreign Exchange Linked Interest	771	(40,017)	(75,223)
Foreign Exchange Rates	Prices of Foreign Currencies	4,551	213,116	751,253
Price Index Linked	Interest of Inflation coupon	(2,371)	(298,948)	(500,072)
TR	TR Linked Interest Rates	548	(153,981)	(329,456)
Equities	Prices of Equities	2,866	(47,423)	(32,470)
TOTAL		2,006	(1,635,672)	(2,716,553)
(*)	Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•
Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•
Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.30

Note 8 – Loan, Lease and other credit operations

a)	Composition of the portfolio with credit granting characteristics

I –	By type of operation and risk level

Risk levels	06/30/2014
	AA	A	B	C	D	E	F	G	H	Total
Loan operations	204,811,400	71,084,138	28,738,541	13,745,994	7,842,041	3,099,156	2,184,024	2,917,329	8,480,544	342,903,167
Loans and discounted trade receivables	74,733,227	59,069,480	22,234,505	9,716,815	6,680,099	2,515,297	1,752,726	2,551,727	6,671,524	185,925,400
Financing	83,569,778	10,459,077	5,287,993	3,331,382	1,032,933	469,585	387,586	339,918	1,735,199	106,613,451
Farming and agribusiness financing	5,694,584	821,932	313,684	197,894	29,650	55,608	334	3,682	25,519	7,142,887
Real estate financing	40,813,811	733,649	902,359	499,903	99,359	58,666	43,378	22,002	48,302	43,221,429
Lease operations	4,554,553	853,902	1,274,197	493,619	204,329	94,837	62,159	67,387	342,668	7,947,651
Credit card operations	-	41,700,186	4,731,238	1,678,201	1,053,760	619,563	683,067	481,483	2,525,070	53,472,568
Advance on exchange contracts (1)	2,819,774	863,699	202,109	270,211	47,742	82,952	-	260	209	4,286,956
Other sundry receivables (2)	426	2,048,948	2,670	281,737	6,218	2,379	19,432	3,724	30,508	2,396,042
Total operations with credit granting characteristics	212,186,153	116,550,874	34,948,755	16,469,762	9,154,090	3,898,887	2,948,682	3,470,183	11,378,999	411,006,385
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	72,737,996
Total with endorsements and sureties	212,186,153	116,550,874	34,948,755	16,469,762	9,154,090	3,898,887	2,948,682	3,470,183	11,378,999	483,744,381
(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);
(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.31

II – By maturity and risk level

	06/30/2014
	AA	A	B	C	D	E	F	G	H	Total
	Overdue Operations (1)(2)
Falling due installments	-	-	2,081,921	2,448,038	1,788,164	1,157,212	1,057,371	1,056,333	4,122,868	13,711,907
01 to 30	-	-	122,418	139,615	92,503	58,018	47,546	54,496	197,620	712,216
31 to 60	-	-	94,105	107,323	68,205	53,330	43,730	47,652	182,759	597,104
61 to 90	-	-	92,236	104,839	66,018	45,110	39,437	45,132	174,166	566,938
91 to 180	-	-	238,738	303,325	202,600	144,100	130,195	139,340	516,589	1,674,887
181 to 365	-	-	452,588	615,243	364,452	257,185	224,100	249,219	932,119	3,094,906
Over 365	-	-	1,081,836	1,177,693	994,386	599,469	572,363	520,494	2,119,615	7,065,856
Overdue installments	-	-	622,793	838,039	848,579	686,148	1,030,924	1,112,110	5,040,866	10,179,459
01 to 14	-	-	6,113	76,932	42,946	27,532	21,214	25,206	90,843	290,786
15 to 30	-	-	601,624	120,390	79,938	46,521	40,014	45,014	155,953	1,089,454
31 to 60	-	-	15,056	604,285	162,826	106,357	88,921	97,218	254,754	1,329,417
61 to 90	-	-	-	9,441	540,090	119,152	193,454	122,415	282,754	1,267,306
91 to 180	-	-	-	26,991	22,779	379,596	671,421	808,160	997,337	2,906,284
181 to 365	-	-	-	-	-	6,990	15,900	14,097	3,166,315	3,203,302
Over 365	-	-	-	-	-	-	-	-	92,910	92,910
Subtotal	-	-	2,704,714	3,286,077	2,636,743	1,843,360	2,088,295	2,168,443	9,163,734	23,891,366
Specific allowance	-	-	(27,047)	(98,582)	(263,674)	(553,008)	(1,044,148)	(1,517,910)	(9,163,734)	(12,668,103)
	Non-overdue operations
Falling due installments	211,867,778	115,260,578	31,975,285	13,078,255	6,416,232	2,025,864	840,233	1,279,144	2,163,304	384,906,673
01 to 30	17,124,509	28,403,626	5,984,993	2,916,015	1,298,571	433,885	143,535	227,469	489,655	57,022,257
31 to 60	15,562,259	12,386,669	3,017,910	1,087,333	428,341	241,053	37,781	66,915	153,598	32,981,859
61 to 90	9,290,285	8,896,794	1,894,716	713,156	205,904	55,370	26,560	22,540	77,747	21,183,072
91 to 180	19,137,409	16,246,313	3,865,807	2,040,369	420,703	119,320	69,424	64,373	223,408	42,187,126
181 to 365	28,120,741	16,097,913	5,021,141	1,749,332	2,031,919	472,968	121,521	102,706	269,994	53,988,235
Over 365	122,632,575	33,229,263	12,190,718	4,572,050	2,030,794	703,268	441,412	795,141	948,903	177,544,124
Overdue up to 14 days	318,375	1,290,296	268,756	105,430	101,115	29,663	20,154	22,596	51,961	2,208,346
Subtotal	212,186,153	116,550,874	32,244,041	13,183,685	6,517,347	2,055,527	860,387	1,301,740	2,215,265	387,115,019
Generic allowance	-	(582,754)	(322,440)	(395,511)	(763,831)	(616,658)	(430,194)	(911,218)	(2,215,265)	(6,237,871)
Grand total	212,186,153	116,550,874	34,948,755	16,469,762	9,154,090	3,898,887	2,948,682	3,470,183	11,378,999	411,006,385
Existing allowance	-	(582,754)	(349,488)	(1,471,620)	(2,857,408)	(1,949,054)	(2,063,782)	(3,469,836)	(11,378,999)	(24,122,941)
Minimum allowance required	-	(582,754)	(349,488)	(494,093)	(1,027,505)	(1,169,666)	(1,474,341)	(2,429,128)	(11,378,999)	(18,905,974)
Additional allowance (3)	-	-	-	(977,527)	(1,829,903)	(779,388)	(589,441)	(1,040,708)	-	(5,216,967)
(1)	Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy process companies.
(2)	The balance of non-accrual operations amounts to R$ 16,713,065.
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.32

III - By business sector

	06/30/2014%
Public Sector	3,803,478	0.9%
Private sector	407,202,907	99.1%
Companies	223,115,807	54.2%
Individuals	184,087,100	44.8%
Grand total	411,006,385	100.0%

b)	Credit concentration

	06/30/2014
Loan, lease and other credit operations(*)	Risk	% of total
Largest debtor	4,827,213	1.0
10 largest debtors	30,752,300	6.4
20 largest debtors	49,910,989	10.3
50 largest debtors	82,538,984	17.1
100 largest debtors	110,951,856	22.9
(*)	The amounts include endorsements and sureties.

	06/30/2014
Loan, lease and other credit operations and securities of companies and financial institutions(*)	Risk	% of total
Largest debtor	5,002,519	0.9
10 largest debtors	38,709,498	7.0
20 largest debtors	63,405,041	11.4
50 largest debtors	109,240,452	19.7
100 largest debtors	146,682,411	26.4
(*)	The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

01/01 to 06/30/2014
Opening balance	(25,928,013)
Net increase for the period	(8,455,304)
Write-Off	10,260,376
Closing balance (1)	(24,122,941)
Required by Resolution No. 2,682/99	(18,905,974)
Specific allowance (2)	(12,668,103)
Generic allowance (3)	(6,237,871)
Additional allowance (4)	(5,216,967)
(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (502,186).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)
Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At June 30, 2014, the balance of the allowance in relation to the loan portfolio is equivalent to 5.9%.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.33

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

01/01 to 06/30/2014
Expenses for allowance for loan losses	(8,455,304)
Income from recovery of credits written off as loss	2,260,365
Result of allowance for loan losses (*)	(6,194,939)
(*)	The amounts related to the lease portfolio from 01/01 to 06/30/2014 are: Expenses for allowance for loan losses R$ (151,013) and Income from recovery of credits written off as loss R$ 112,552.

II - Renegotiated loan operations

	06/30/2014
	Portfolio(1)	Allowance for Loan	%
Amended Credit Agreements	16,773,632	(6,944,734)	41.4%
(-) Amended Operations non-overdue (2)	(4,783,204)	993,331	20.8%
Renegotiated loan operations	11,990,428	(5,951,403)	49.6%
(1)	The amounts related to the lease portfolio are R$ 373,132.
(2)	Resulting from non-overdue transactions or with a delay of less than 30 days, reflex of changes in the original contractual terms.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2, 921 of January 17, 2002.

	06/30/2014					01/01 to 06/30/2014
	0 – 30	31 – 180	181 -365	Over 365 days	Total	Income (expenses)
Restricted operations on assets Loan operations	-	84,428	-	153,846	238,274	796
Liabilities - restricted operations on assets Foreign borrowings through securities	-	84,338	-	153,846	238,184	(770)
Net revenue from restricted operations						26

At June 30, 2014 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.34

f)	Operations of sale or transfers and acquisitions of financial assets

I.
Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at June 30, 2014 where the entity significantly retained the related risks and benefits is R$ 256,713, composed of real estate financing of R$ 240,978 and farming financing of R$ 15,735.

II.
Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred, through the acquisition of securitized real estate loans. Therefore, such credits continue to be recorded as credit operations, in which the amount recorded as assets at 06/30/2014 was R$ 3,667,737, composed of real estate financing and a fair value of R$ 3,663,800 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 3,666,767 and a fair value of R$ 3,662,830.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 1,609,771 with effect on results of R$ 63,801, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to June 30, 2014 total R$ 2,313,046, and the total amount of acquired portfolios is R$ 2,419,232, at June 30, 2014. On 31/12/2013 the balance of acquired portfolios with risk retention of assignor’s totaled R$ 5,584,878. The decrease in the quarter is influenced by the exclusion of the retention clause of the acquired volume.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.35

Note 9 - Foreign exchange portfolio

06/30/2014
Assets - other receivables	34,216,934
Exchange purchase pending settlement – foreign currency	18,993,207
Bills of exchange and term documents – foreign currency	1,987
Exchange sale rights – local currency	15,951,218
(Advances received) – local currency	(729,478)
Liabilities – other liabilities (Note 2a)	35,171,203
Exchange sales pending settlement – foreign currency	16,032,028
Liabilities from purchase of foreign currency – local currency	19,052,366
Other	86,809
Memorandum accounts	1,090,627
Outstanding import credits – foreign currency	1,071,833
Confirmed export credits – foreign currency	18,794

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.36

Note 10 – Funding and borrowings and onlending

a)	Summary

	06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%
Deposits	185,651,257	34,506,492	11,659,227	58,614,999	290,431,975	38.0
Deposits received under securities repurchase agreements	134,389,241	13,157,237	13,927,184	136,564,762	298,038,424	39.0
Funds from acceptance and issuance of securities	2,277,198	12,658,531	8,879,682	21,483,226	45,298,637	5.9
Borrowings and onlending	3,699,737	15,691,578	15,146,714	42,510,144	77,048,173	10.1
Subordinated debt	139,288	2,602,059	898,581	49,349,246	52,989,174	6.9
Total	326,156,721	78,615,897	50,511,388	308,522,377	763,806,383
% per maturity term	42.7	10.3	6.6	40.4
(*) Includes R$ 869,234 of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%
Demand deposits	57,538,379	-	-	-	57,538,379	19.8
Savings accounts	110,840,114	-	-	-	110,840,114	38.2
Interbank	1,351,817	1,425,109	952,870	347,151	4,076,947	1.4
Time deposits	15,920,947	33,081,383	10,706,357	58,267,848	117,976,535	40.6
Total	185,651,257	34,506,492	11,659,227	58,614,999	290,431,975
% per maturity term	63.9	11.9	4.0	20.2

c)	Deposits received under securities repurchase agreements

	06/30/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%
Own portfolio	53,308,423	12,289,441	12,002,294	107,166,266	184,766,424	62.0
Government securities	38,162,715	345,422	639	3,841	38,512,617	12.9
Own issue	3,341,268	11,616,189	12,001,655	107,162,425	134,121,537	45.0
Foreign	11,804,440	327,830	-	-	12,132,270	4.1
Third-party portfolio	81,059,042	34,241	-	-	81,093,283	27.2
Free portfolio	21,776	833,555	1,924,890	29,398,496	32,178,717	10.8
Total	134,389,241	13,157,237	13,927,184	136,564,762	298,038,424
% per maturity term	45.1	4.4	4.7	45.8

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.37

d)	Funds from acceptance and issuance of securities

	06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%
Funds from bills:	1,942,620	10,821,699	6,978,719	10,180,339	29,923,377	66.1
Financial	464,090	3,515,145	4,112,774	5,779,064	13,871,073	30.6
Of real estate loans	1,145,658	5,063,121	1,193,040	1,268,430	8,670,249	19.1
Bill of credit related to agribusiness	326,153	2,235,118	1,655,396	3,018,180	7,234,847	16.0
Mortgage notes	6,719	8,315	17,509	114,665	147,208	0.3
Foreign securities	176,303	1,340,890	1,585,254	10,792,745	13,895,192	30.7
Non-trade related – issued abroad	176,303	1,340,890	1,585,254	10,792,745	13,895,192	30.7
Brazil risk note programme	102,775	776,643	381,790	2,164,818	3,426,026	7.6
Structure note issued	41,874	426,687	953,060	3,463,234	4,884,855	10.8
Bonds	7,286	55,597	61,714	3,255,538	3,380,135	7.5
Fixed rate notes	23,422	10,455	140,210	1,708,243	1,882,330	4.2
Eurobonds	946	16,129	909	59,872	77,856	0.2
Other	-	55,379	47,571	141,040	243,990	0.5
Structured Operations Certificates (*)	158,275	495,942	315,709	510,142	1,480,068	3.3
Total	2,277,198	12,658,531	8,879,682	21,483,226	45,298,637
% per maturity term	5.0	27.9	19.6	47.4
(*)	As of June 30, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 1,700,047, according to BACEN Circular Letter No. 3,623.

e)	Borrowings and onlending

	06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%
Borrowings	2,562,976	10,319,513	9,090,661	11,556,910	33,530,060	43.5
Domestic	388,261	85,775	113,252	135,877	723,165	0.9
Foreign (*)	2,174,715	10,233,738	8,977,409	11,421,033	32,806,895	42.6
Onlending	1,136,761	5,372,065	6,056,053	30,953,234	43,518,113	56.5
Domestic – official institutions	1,136,761	5,372,065	6,056,053	30,790,199	43,355,078	56.3
BNDES	366,340	1,535,183	2,218,074	12,245,264	16,364,861	21.2
FINAME	745,904	3,692,668	3,819,372	18,287,215	26,545,159	34.5
Other	24,517	144,214	18,607	257,720	445,058	0.6
Foreign	-	-	-	163,035	163,035	0.2
Total	3,699,737	15,691,578	15,146,714	42,510,144	77,048,173
% per maturity term	4.8	20.4	19.7	55.2
(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.38

f)	Subordinated debt

	06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	-	1,990,925	-	7,020,005	9,010,930	21.1
Financial treasury bills	60,190	431,510	13,146	24,881,131	25,385,977	48.0
Euronotes	70,750	171,284	-	17,163,190	17,405,224	32.0
Bonds	8,348	8,340	16,201	339,184	372,073	0.4
(-) Transaction costs incurred (Note 4b)	-	-	-	(54,264)	(54,264)	(0.1)
Total Other Liabilities	139,288	2,602,059	29,347	49,349,246	52,119,940
Redeemable preferred shares	-	-	869,234	-	869,234	1.6
Grand total (*)	139,288	2,602,059	898,581	49,349,246	52,989,174
% per maturity term	0.3	4.9	1.7	93.1
(*)
According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of June, 2014, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.39

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	60,000	2007	2014	100% of CDI + 0,35% to 0,6%	119,616
	33,200			IGPM + 7,22%	81,582
	1,000,000	2008	2014	112% of CDI	1,789,726
	400,000	2008	2015	119,8% of CDI	763,794
	50,000	2010	2015	113% of CDI	79,059
	465,835	2006	2016	100% of CDI + 0,7% (*)	1,022,570
	2,719,268	2010	2016	110% to 114% of CDI	4,298,657
	122,500			IPCA + 7,21%	213,487
	366,830	2010	2017	IPCA + 7,33%	642,439
				Total	9,010,930
Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1,35% to 1,36%	379,774
	1,874,000			112% to 112,5% of CDI	1,946,183
	30,000			IPCA + 7%	47,374
	206,000	2010	2017	IPCA + 6,95% to 7,2%	281,083
	3,223,500	2011	2017	108% a 112% of CDI	3,382,415
	352,400			IPCA + 6,15% to 7,8%	473,688
	138,000			IGPM + 6,55% to 7,6%	196,327
	3,650,000			100% of CDI + 1,29% to 1,52%	3,750,252
	500,000	2012	2017	100% of CDI + 1,12%	504,795
	42,000	2011	2018	IGPM + 7%	52,532
	30,000			IPCA + 7,53% to 7,7%	37,395
	460,645	2012	2018	IPCA + 4,4% to 6,58%	575,697
	3,782,100			100% of CDI + 1,01% to 1,32%	3,867,561
	6,373,127			108% to 113% of CDI	6,718,207
	112,000			9,95% to 11,95%	136,168
	2,000	2011	2019	109% to 109,7% of CDI	2,559
	12,000	2012	2019	11.96%	15,649
	100,500			IPCA + 4,7% to 6,3%	123,468
	1,000			110% of CDI	1,254
	20,000	2012	2020	IPCA + 6% to 6,17%	26,424
	1,000			111% of CDI	1,257
	6,000	2011	2021	109,25% to 110,5% of CDI	7,863
	2,306,500	2012	2022	IPCA + 5,15% to 5,83%	2,835,178
	20,000			IGPM + 4,63%	22,874
				Total	25,385,977
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,225,234
	1,000,000	2010	2021	5.75%	2,260,627
	750,000	2011	2021	5,75% to 6,2%	1,668,501
	550,000	2012	2021	6.2%	1,211,375
	2,625,000	2012	2022	5,5% to 5,65%	5,838,404
	1,870,000	2012	2023	5.13%	4,146,819
				Total	17,350,960
Subordinated bonds - CLP	41,528,200	2008	2033	3,5% to 4,5%	166,951
	47,831,440	2014	2034	3.80%	205,122
				Total	372,073
Preferred shares - USD	393,072	2002	2015	3.04%	869,234
Total					52,989,174
(*)	Subordinated CDBs may be redeemed as from November 2011.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.40

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING PRUDENTIAL is involved in contingencies that may be classified as follows.

a)	Contingent Assets: there are no contingent assets recorded.

b)	Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,646,404 and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 311,035.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.41

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances
	01/01 to 06/30/2014
	Civil	Labor	Other	Total
Opening balance	4,413,179	4,448,859	219,720	9,081,758
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(133,792)	(754,295)	-	(888,087)
Subtotal	4,279,387	3,694,564	219,720	8,193,671
Monetary restatement/charges	123,704	100,114	-	223,818
Changes in the period reflected in results (Notes 13f and 13i)	694,717	482,481	7,511	1,184,709
Increase (*)	918,011	695,492	9,035	1,622,538
Reversal	(223,294)	(213,011)	(1,524)	(437,829)
Payment	(655,329)	(447,831)	-	(1,103,160)
Subtotal	4,442,479	3,829,328	227,231	8,499,038
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	129,910	742,202	-	872,112
Closing balance (Note 12c)	4,572,389	4,571,530	227,231	9,371,150
Escrow deposits at 06/30/2014 (Note 12a)	1,978,328	2,129,345	-	4,107,673
(*)	Civil provisions include the provision for economic plans amounting to R$ 121,260.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 06/30/2014
Provisions	Legal obligation	Contingencies	Total
Opening balance	5,623,200	2,262,656	7,885,856
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(51,989)	(51,989)
Subtotal	5,623,200	2,210,667	7,833,867
Monetary restatement/charges	201,063	28,112	229,175
Changes in the period reflected in results	302,720	168,232	470,952
Increase	309,476	474,988	784,464
Reversal	(6,756)	(306,756)	(313,512)
Payment	(817)	(1,655)	(2,472)
Subtotal	6,126,166	2,405,356	8,531,522
(+) Contingencies guaranteed by indemnity clauses	-	53,563	53,563
Closing balance (Notes 12c and 13c)	6,126,166	2,458,919	8,585,085

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.42

	01/01 to 06/30/2014
Escrow deposits	Legal obligation	Contingencies	Total
Opening balance	4,328,462	375,267	4,703,729
Appropriation of income	158,460	21,671	180,131
Changes in the period	291,516	13,719	305,235
Deposited	296,764	15,709	312,473
Withdrawals	-	(1,228)	(1,228)
Reversals to income	(5,248)	(762)	(6,010)
Closing balance	4,778,438	410,657	5,189,095
Relocated to assets pledged in guarantee of contingencies
(Note 11d)	-	(22,099)	(22,099)
Closing balance after relocated (Note 12a)	4,778,438	388,558	5,166,996

The main discussions related to legal obligations are described as follows:

•
CSLL – Isonomy – R$ 2,858,949: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 949,553;

•
PIS and COFINS – Calculation basis – R$ 1,784,087: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,751,451;

•
PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 282,682: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 68,300.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 11,426,604, are the following:

•	INSS – Non-compensatory amounts – R$ 3,578,394: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•
IRPJ and CSLL – Interest on capital – R$ 1,144,187: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 1,021,379: deductibility of goodwill on acquisition of investments with future expected profitability;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 997,808: cases in which the liquidity and the offset credit certainty are discussed;

•
ISS – Banking Institutions – R$ 755,241: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No.406/68.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.43

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 753,679 (Note 12a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

06/30/2014
Securities (basically financial treasury bills – Note 7b)	706,084
Deposits in guarantee (Note 12a)	3,782,722

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING PRUDENTIAL are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.44

Note 12 - Breakdown of accounts

a)	Other sundry receivables

06/30/2014
Deferred tax assets (Note 13b I)	34,214,498
Social contribution for offset (Note 13b I)	604,567
Taxes and contributions for offset	2,442,666
Escrow deposits for legal liabilities and tax and social security contingencies (Note 11b)	8,949,718
Escrow deposits for legal liabilities – civil and labor (Note 11b)	4,107,673
Escrow deposits for foreign fund raising program	374,769
Receivables from reimbursement of contingent liabilities (Note 11c)	753,679
Rights receivable from financial assets sold or transferred	4,071,830
Sundry domestic debtors	6,442,298
Sundry foreign debtors	957,685
Retirement plan assets (Note 18)	2,400,515
Recoverable payments	78,696
Salary advances	218,348
Amounts receivable from related companies	117,148
Operations without credit granting characteristics	329,397
Securities and credits receivable	779,459
(Allowance for loan losses)	(450,062)
Other	1,036,441
Total	67,099,928

b)	Prepaid expenses

06/30/2014
Commissions	1,377,463
Related to vehicle financing	370,152
Linked to Payroll Advance Loans	777,461
Other	229,850
Advertising	276,046
Other	603,977
Total	2,257,486

c)	Other sundry liabilities

06/30/2014
Provisions for contingent liabilities (Note 11b)	11,830,069
Provisions for sundry payments	1,984,226
Personnel provision	1,515,605
Sundry creditors - local	1,949,978
Sundry creditors - foreign	2,046,057
Liabilities for official agreements and rendering of payment services	440,545
Creditors of funds to be released	1,389,974
Funds from consortia participants	68,503
Provision for Retirement Plan Benefits (Note 18)	768,496
Expenses for lease interests (Note 4i)	346,179
Liabilities from transactions related to credit assignments (Note 8f)	3,666,767
Minority interest of investment funds (*)	643,219
Other	216,971
Total	26,866,589
(*)	Represents the interest of the other quotaholders of consolidated investment funds (Note 2b).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.45

d)	Banking service fees

01/01 to 06/30/2014
Asset management	1,244,955
Funds management fees	948,950
Consortia management fee	296,005
Current account services	380,981
Credit cards - Relationship with stores	4,149,415
Sureties and credits granted	919,849
Loan operations	388,195
Guarantees provided	531,654
Receipt services	794,869
Collection fees	644,330
Collection services	150,539
Other	1,066,585
Custody services and management of portfolio	146,271
Economic and financial advisory	233,426
Foreign exchange services	38,481
Other services	648,407
Total	8,556,654

e)	Income from bank charges

01/01 to 06/30/2014
Loan operations/registration	544,956
Credit cards – annual fees and other services	1,303,803
Deposit account	57,094
Transfer of funds	88,972
Income from securities brokerage	186,778
Service package fees and other	1,910,379
Total	4,091,982

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.46

f)	Personnel expenses

01/01 to 06/30/2014
Compensation	(2,746,604)
Charges	(1,075,961)
Welfare benefits (Note 18)	(982,773)
Training	(79,653)
Labor claims and termination of employees (Note 11b)	(656,467)
Stock Option Plan	(95,090)
Total	(5,636,548)
Employees’ profit sharing	(1,357,843)
Total including employees’ profit sharing	(6,994,391)

g)	Other administrative expenses

01/01 to 06/30/2014
Data processing and telecommunications	(1,852,315)
Depreciation and amortization	(1,002,145)
Installations	(1,277,256)
Third-party services	(2,129,920)
Financial system services	(249,593)
Advertising, promotions and publication	(446,713)
Transportation	(205,836)
Materials	(155,684)
Security	(309,103)
Travel expenses	(84,189)
Other	(253,065)
Total	(7,965,819)

h)	Other operating revenue

01/01 to 06/30/2014
Reversal of operating provisions	5,939
Recovery of charges and expenses	23,930
Other	34,943
Total	64,812

i)	Other operating expenses

01/01 to 06/30/2014
Provision for contingencies (Note 11b)	(892,730)
Civil lawsuits	(694,717)
Tax and social security contributions	(190,502)
Other	(7,511)
Selling - credit cards	(1,045,171)
Claims	(168,934)
Refund of interbank costs	(112,138)
Amortization of goodwill on investments and acquisition	(1,063,458)
Other	(526,557)
Total	(3,808,988)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.47

Note 13 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation with income tax and social contribution:

01/01 to 06/30/2014
Income before income tax and social contribution	12,657,057
Charges (income tax and social contribution) at the rates in effect (Note 4n)	(5,062,823)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	352,642
Foreign exchange variation on investments abroad	(402,084)
Interest on capital	864,251
Dividends and interest on external debt bonds	124,043
Other nondeductible expenses net of non taxable income	(185,722)
Total income tax and social contribution	(4,309,693)

II - Composition of tax expenses:

01/01 to 06/30/2014
PIS and COFINS	(1,856,149)
ISS	(378,350)
Other	(189,075)
Total (Note 4n)	(2,423,574)

III - Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.48

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions	Deferred Tax Assets
	06/30/2014	12/31/2013	Realization / Reversal	Increase	06/30/2014
Reflected in income and expense accounts		34,547,951	(6,574,323)	5,698,068	33,671,696
Related to income tax and social contribution loss carryforwards		5,600,699	(557,418)	498,578	5,541,859
Related to disbursed provisions		19,093,351	(3,393,766)	2,477,091	18,176,676
Allowance for loan losses		16,808,367	(2,464,193)	2,358,091	16,702,265
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		474,237	(474,237)	45,277	45,277
Allowance for real estate		156,968	(2,806)	8,830	162,992
Goodwill on purchase of investments		1,585,730	(392,367)	-	1,193,363
Other		68,049	(60,163)	64,893	72,779
Related to non-disbursed provisions (*)	29,969,328	9,853,901	(2,623,139)	2,722,399	9,953,161
Related to the operation	24,752,361	7,767,114	(2,623,139)	2,722,399	7,866,374
Provision for contingent liabilities	12,543,776	4,015,364	(1,334,164)	1,574,202	4,255,402
Civil lawsuits	4,380,155	1,723,830	(149,771)	176,677	1,750,736
Labor claims	3,158,367	1,232,647	(115,345)	160,600	1,277,902
Tax and social security contributions	4,959,017	1,041,078	(1,068,956)	1,236,925	1,209,047
Other	46,237	17,809	(92)	-	17,717
Adjustments of operations carried out in futures settlement market	1,684,406	691,746	(37,635)	1,359	655,470
Legal obligation - tax and social security contributions	2,147,352	911,725	(4)	63,933	975,654
Other non-deductible provisions	8,376,827	2,148,279	(1,251,336)	1,082,905	1,979,848
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,216,967	2,086,787	-	-	2,086,787

Reflected in stockholders’ equity accounts

Adjustment to market value of available-for-sale securities	1,138,265	797,386	(342,875)	795	455,306
Cash flow hedge	218,740	-	-	87,496	87,496
Total	31,326,333	35,345,337	(6,917,198)	5,786,359	34,214,498
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001		646,821	(42,254)	-	604,567
(*)
From a financial point of view, rather than recording the provision of R$ 29,969,328 and deferred tax assets of R$ 9,953,161, only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 34,214,498 to R$ 24,261,337.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.49

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2013	Realization / Reversal	Increase	06/30/2014
Reflected in income and expense accounts	6,235,320	(1,355,754)	852,474	5,732,040
Depreciation in excess – leasing	4,164,743	(1,116,045)	282,175	3,330,873
Restatement of escrow deposits and contingent liabilities	985,533	(43,198)	128,023	1,070,358
Provision for pension plan benefits	355,873	-	5,505	361,378
Adjustment to market value of securities and derivative financial instruments	176,783	(176,783)	377,924	377,924
Adjustments of operations carried out in future settlement market	368,519	(4,482)	-	364,037
Taxation of results abroad – capital gains	118,272	(696)	-	117,576
Other	65,597	(14,550)	58,847	109,894
Reflected in stockholders’ equity accounts	402,159	(84,339)	28,053	345,873
Adjustment to market value of available-for-sale securities	6,914	-	7,447	14,361
Cash flow hedge	84,339	(84,339)	-	-
Provision for pension plan benefits (*)	310,906	-	20,606	331,512
Total	6,637,479	(1,440,093)	880,527	6,077,913
(*)	Reflected in stockholders’ equity, pursuant to CVM Resolution nº 695/12 (Note 18).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.50

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	deferred income tax and social contribution	%	Net deferred taxes	%
2014	8,774,188	31%	549,086	10%	9,323,274	27%	62,223	11%	(1,851,712)	30%	7,533,785	27%
2015	6,278,350	22%	4,217,137	76%	10,495,487	31%	497,404	82%	(1,767,328)	29%	9,225,563	32%
2016	4,284,019	15%	775,636	14%	5,059,655	15%	33,224	5%	(976,975)	16%	4,115,904	14%
2017	1,803,494	6%	-	0%	1,803,494	5%	11,716	2%	(334,615)	6%	1,480,595	5%
2018	2,987,034	10%	-	0%	2,987,034	9%	-	0%	(289,811)	5%	2,697,223	9%
after 2018	4,545,554	16%	-	0%	4,545,554	13%	-	0%	(857,472)	14%	3,688,082	13%
Total	28,672,639	100%	5,541,859	100%	34,214,498	100%	604,567	100%	(6,077,913)	100%	28,741,152	100%
Present value (*)	25,373,770		5,177,628		30,551,398		566,064		(5,464,530)		25,652,932
(*)	The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV - There are no unrecorded.deferred tax assets at 06/30/2014.

c)	Tax and social security contributions

06/30/2014
Legal liabilities – tax and social security (Note 11b)	6,126,166
Provision for deferred income tax and social contribution (Note 13b II)	6,077,913
Taxes and contributions on income payable	2,357,050
Taxes and contributions payable	1,186,249
Total	15,747,378

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

06/30/2014
Taxes paid or provided for	8,270,453
Taxes withheld and collected from third parties	5,562,989
Total	13,833,443

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.51

Note 14 – Permanent Assets

a)	Investment

I - Composition of investments

06/30/2014
Investment in affiliates and jointly controlled entities (1)	23,627,014
Domestic	13,730,254
ITB Holding Brasil Participações Ltda.	4,756,088
Itauseg Participações S.A.	2,584,900
Itaú Vida e Previdência S. A.	1,062,106
Cia. Itaú de Capitalização	1,046,708
BSF Holding S/A (2a)	910,721
Intrag-Part Administração e Participações Ltda.	824,816
BSF Holding S/A (2a)	474,410
Unibanco Negócios Imobiliários Ltda	456,080
Credicard Promotora de Vendas Ltda. (2b)	201,737
Fináustria Ass., Adm., Serv. Crédito e Partic. Ltda	101,856
Others	1,310,832
Foreign	9,896,760
ITB Holding Ltd	6,639,337
Jasper International Investiment LLC	1,786,428
Itaú Chile Holding, INC.	845,079
Others	625,916
Other investments	386,703
Investimentos por Incentivos Fiscais	144,530
Títulos Patrimoniais	14,503
Ações e Cotas	50,517
Others	177,153
(Allowance for loan losses)	(151,292)
Total	23,862,425
(1)	Net investment amount of the consolidated entity’s interest, as set forth in Bacen Circular No. 3.701, of March 13, 2014.
(2)	At 06/30/2014 includes goodwill in the amount of a) R$ 417,933 and b) 34,964.

II - Equity in earnings of affiliates and controlled entities

01/01 to 06/30/2014
Investment in affiliates – domestic	880,736
Investment in affiliates – foreign	(908,474)
Dividends received from other investments	99,210
Result not arising from income of controlled companies	869
Total	72,341

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.52

b)	Fixed assets, goodwill and intangible assets

I)	Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems (4)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	552,424	2,333,949	1,260,406	980,198	1,009,459	6,247,345	719,286	13,103,067
Acquisitions	-	160,869	91,474	42,336	295,490	538,237	33,037	1,161,443
Disposals	-	-	(75,574)	(1,225)	(6,709)	(422,532)	(4,027)	(510,067)
Exchange variation	(904)	(18,251)	(27,544)	(1,467)	(24,249)	(18,509)	(6,244)	(97,168)
Other	(536)	39,732	129,879	(24,638)	(159,710)	8,942	2,777	(3,554)
Balance at 06/30/2014	550,984	2,516,299	1,378,641	995,204	1,114,281	6,353,483	744,829	13,653,721

Depreciation
Balance at 12/31/2013	-	(1,178,909)	(643,681)	(407,048)	(437,253)	(4,192,625)	(406,739)	(7,266,255)
Depreciation expenses	-	(15,720)	(113,147)	(38,550)	(35,184)	(547,938)	(36,773)	(787,312)
Disposals	-	-	75,520	1,048	4,418	390,852	2,458	474,296
Exchange variation	-	4,038	13,981	2,207	20,231	13,219	2,083	55,759
Other	-	503	(20,892)	541	4,025	13,805	983	(1,035)
Balance at 06/30/2014	-	(1,190,088)	(688,219)	(441,802)	(443,763)	(4,322,687)	(437,988)	(7,524,547)

Impairment
Balance at 12/31/2013	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	¬
Reversals	-	-	-	-	-	-	-	¬
Balance at 06/30/2014	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2014	550,984	1,326,211	690,422	553,402	670,518	2,030,796	306,841	6,129,174

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 629,536, achievable by 2016.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 11d).
(3)
Includes the amount of R$ 3,343 related to attached real estate; fixed assets under construction in the amount of R$ 1,244,817 consisting of R$ 961,624 in real estate in use; R$ 11,486 in improvements, and R$ 271,707 in equipment.

(4)
Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 290,568 at 06/30/2014.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.53

II)           Goodwill

			Changes
	Amortization period	Balance at 12/31/2013	Acquisitions	Amortization expenses	Impairment	Disposals	Balance at 06/30/2014
Goodwill (Notes 2b and 4j)	10 years	1,857,525	-	(100,758)	-	-	1,756,767

III)           Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,164,996	1,541,255	1,714,228	2,185,519	11,376,082	719,024	18,701,104
Acquisitions	50,429	-	188,615	323,311	-	-	562,355
Disposals	(86,780)	(24,022)	(83,719)	(9,094)	-	(300,143)	(503,758)
Exchange variation	-	(12,863)	(45,469)	-	-	(19,955)	(78,287)
Other	(459)	1,279	2,698	-	-	-	3,518
Balance at 06/30/2014	1,128,186	1,505,649	1,776,353	2,499,736	11,376,082	398,926	18,684,932

Amortization
Balance at 12/31/2013	(535,455)	(236,348)	(770,057)	(42,792)	(1,846,541)	(374,590)	(3,805,783)
Amortization expenses (3)	(114,703)	(73,644)	(154,453)	(28,600)	(923,146)	(44,281)	(1,338,827)
Disposals	86,748	24,022	83,719	-	-	118,893	313,382
Exchange variation	-	2,629	21,077	-	-	13,998	37,704
Other	-	-	-	-	248	-	248
Balance at 06/30/2014	(563,410)	(283,341)	(819,714)	(71,392)	(2,769,439)	(285,980)	(4,793,276)

Impairment (4)
Balance at 12/31/2013	(18,251)	(26,810)	-	(5,784)	-	-	(50,845)
Additions/ assumptions	-	-	-	(2,767)	-	-	(2,767)
Disposals	-	-	-	-	-	-	-
Balance at 06/30/2014	(18,251)	(26,810)	-	(8,551)	-	-	(53,612)

Book value
Balance at 06/30/2014	546,525	1,195,498	956,639	2,419,793	8,606,643	112,946	13,838,044

(1)	The contractual commitments for purchase of the new intangible assets totaled R$ 634,615, achievable by 2016.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12i).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.54

Note 15 – Stockholders’ equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on June 6, 2014 and the process was approved by the Central Bank on May 19, 2014. Accordingly, capital stock was increased by 502,802,971 shares.

Capital comprises 5,530,832,681 book-entry shares with no par value, of which 2,770,036,544 are common and 2,760,796,137 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 75,000,000, of which R$ 51,388,515 refers to stockholders domiciled in the country and R$ 23,611,485 refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – Made effective on June 06, 2014	251,821,504	250,981,467	502,802,971
Shares of capital stock at 06/30/2014	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 06/30/2014	2,752,807,138	1,036,809,918	3,789,617,056
Residents abroad at 06/30/2014	17,229,406	1,723,986,219	1,741,215,625
Treasury shares at 12/31/2013	2,310	68,867,010	68,869,320	(1,854,432)
Exercised – granting of stock options	-	(6,989,531)	(6,989,531)	110,756
Disposals – stock option plan	-	(4,525,952)	(4,525,952)	198,637
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – Made effective on June 06, 2014	231	5,763,327	5,763,558	-
Treasury shares at 06/30/2014 (*)	2,541	63,114,854	63,117,395	(1,545,039)
Outstanding shares at 06/30/2014	2,770,034,003	2,697,681,283	5,467,715,286
(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the average cost of treasury shares and their market price at June 30, 2014:

Cost / Market value	Common	Preferred
Treasury shares
Average cost	7.97	24.48
Market value	30.30	31.97

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income - Itaú Unibanco Holding Individual (BR GAAP)	7,536,736
Adjustments:
(-) Legal reserve	(376,837)
Dividend calculation basis	7,159,899
Mandatory dividend	1,789,975
Dividend – paid/provided for	1,959,992	27.4%

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.55

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	372,377	-	372,377
Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2014	372,377	-	372,377

Declared until June 30, 2014 (recorded in other liabilities – Social and Statutory)	1,654,604	(237,006)	1,417,598
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2014	74,555	-	74,555
Interest on capital - R$ 0.2890 per share	1,580,049	(237,006)	1,343,043

Declared after June 30, 2014 (recorded in Revenue Reserves – Unrealized profits)	200,020	(30,003)	170,017
Interest on capital - R$ 0.0366 per share	200,020	(30,003)	170,017

Total from 01/01 to 06/30/2014 - R$ 0.3667 net per share	2,227,001	(267,009)	1,959,992

c)	Capital and revenue reserves

06/30/2014
Capital reserves	866,514
Premium on subscription of shares	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	581,897
Reserves from tax incentives and restatement of equity securities and other	1,105
Revenue reserves	18,252,830
Legal	5,275,843
Statutory:	12,776,967
Dividends equalization (1)	3,604,879
Working capital increase (2)	4,135,133
Increase in capital of investees (3)	5,036,955
Unrealized profits (4)	200,020
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after June 30, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income	Stockholders’ equity
	01/01 to 06/30/2014	06/30/2014
ITAÚ UNIBANCO HOLDING	7,536,736	92,938,683
Amortization of goodwill	644,124	(1,451,959)
ITAÚ UNIBANCO HOLDING PRUDENTIAL	8,180,860	91,486,724

e)	Minority interest in subsidiaries

	Stockholders’ equity	Net Income
	06/30/2014	01/01 to 06/30/2014
Itau Bank, Ltd. (*)	869,235	-
Banco Itaú BMG Consignado S.A.	325,953	(30,478)
Other	27	-
Total	1,195,215	(30,478)
(*)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousands, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.56

f)	Stock option plan

I – Purpose and guidelines of the plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or options which are partner options (these are personal, not pledgeable and nontransferable), which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the programs

II.I – Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20.0%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20.0%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

II.II – Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from (1) one to (7) seven years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of the acquisition price.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.57

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended June 30, 2014 – R$ 31.43 per share.

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended June 30, 2014 - R$ 7,982.

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2013	65,316,846	32.85		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Options:
Granted (1)	-	-		7,467,437		7,467,437
Canceled/Forfeited (2)	(118,505)	35.78		(693,874)		(812,379)
Exercised	(4,292,672)	15.43	18.90	(2,696,860)	25.83	(6,989,532)
Closing balance at 06/30/2014	60,905,669	35.14		22,428,523		83,334,192
Options exercisable at the end of the period	28,714,096	32.22		-		28,714,096
Options outstanding not exercisable	32,191,573	37.74		22,428,523		54,620,096
Range of exercise prices
Granting 2006-2009		26,22 - 43,85
Granting 2010-2012		26,27 - 42,60
Weighted average of the remaining contractual life (in years)	3.05			2.45
(1)	It refers to the conversion of the REDE Plan.
(2)	Refers to non-exercise due to the beneficiary’s option.

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2013	2,183,769
Instruments
New SBI’s	286,466
Converted into shares	(1,266,324)
Canceled	(326,362)
Balance at 06/30/2014	877,549
Weighted average of the remaining contractual life (in years)	0.97

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.58

III - Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period until	Exercise period until	Price of underlying asset	Fair Value	Expected dividends	Risk-free interest rate	Expected volatility
No.	Date
Partners options (*)
19th	02/27/2014	02/27/2017	-	28.57	25.85	3.35%	-	-
19th	02/27/2014	02/27/2019	-	28.57	24.18	3.35%	-	-
(*)	The fair value of option is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to June 30, 2014 was R$ (95,090) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 15c).

In the Stockholders’ Equity, the effect was as follows:

06/30/2014
Amount received for the sale of shares – exercised options	235,323
(-) Cost of treasury shares sold	(309,393)
(+) Write-off of cost recognized of exercised options	107,104
Effect on sale (*)	33,034
(*)	Recorded in Revenue Reserves.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.59

Note 16 – Related parties

a)
Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21d and 21i; and

•
Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. E Proc, de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.60

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING PRUDENTIAL
	Assets / (liabilities)	Revenue / (expense)
	06/30/2014	01/01 to 06/30/2014
Money market	331,720	363
Jasper International Investment LLC	331,720	363
Negotiation and intermediation of securities - assets	402	-
BICSA Holdings Ltd	360	-
Jasper International Investment LLC	42	-
Securities and derivative financial instruments - assets	57,325	240,602
Jasper International Investment LLC	46,505	54,836
BICSA Holdings Ltd	10,820	185,766
Deposits received under securities repurchase agreements	(4,530,065)	(290,666)
Itauseg Participagões Ltda.	(2,939,345)	(114,965)
Fináustria Assessoria, Administragão, Servigos de Crédito e Participagões	(183,206)	(11,891)
Marcep Corretagem de Seguros S.A.	(181,292)	(11,484)
Intrag-Part Administragão e Participagões Ltda.	(157,771)	(65,249)
Other (*)	(1,068,451)	(87,077)
Time deposits	(372,190)	(3,190)
IPI - Itaúsa Portugal Investimentos, SGPS Lda.	(143,431)	(188)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.	(128,236)	(168)
Other	(100,523)	(2,834)
Derivative financial instruments - liabilities	(9,518)	(297,797)
BICSA Holdings Ltd	(5,182)	(283,597)
Jasper International Investment LLC	(4,336)	(14,200)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)	(251,966)	46,950
Itaú USA. Inc.	8,599	-
Fundagão Itaú Unibanco - Previdência Complementar	(15,122)	16,584
Itaú Unibanco Servigos e Processamento de Informagões Comerciais	(16,797)	-
Itaú BBA SAS	(18,136)	-
Fináustria Assessoria, Administragão, Servigos de Crédito e Participagões	(29,046)	(186,297)
Itaú Vida e Previdência S.A.	(70,392)	17,945
Fundagão Banorte Manuel Baptista da Silva de Seguridade Social	(96,751)	142
Other	(14,321)	198,576
Negotiation and intermediation of securities - liabilities	(7,094)	-
Jasper International Investment LLC	(7,094)	-
Rent revenues (expenses)	-	(129,337)
Itaú Rent Administragão e Participagões Ltda.	-	(67,622)
Fundagão Itaú Unibanco - Previdência Complementar	-	(18,916)
Itaú Seguros S.A.	-	(14,856)
Other	-	(27,943)
Donation expenses	-	(43,300)
Instituto Itaú Cultural	-	(42,500)
Associagão Clube A	-	(800)
Data processing expenses	-	(129,040)
Itautec S.A.	-	(129,040)
(*)	Corresponds to related parties with 29 directly-controlled subsidiaries, not included in Prudential Consolidated.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.61

b)	Compensation of Management Key Personnel

Resolution CMN n° 3,921, of November 25, 2010, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50.0%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, Itaú Unibanco Holding was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to June 30, 2014, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members are as follows:

01/01 to 06/30/2014
Compensation	177,325
Board of Directors	9,108
Management members	168,217
Profit sharing	136,026
Board of Directors	6,169
Management members	129,857
Contributions to pension plans	3,424
Board of Directors	2
Management members	3,422
Stock option plan – Management members	86,762
Total	403,537

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 15f IV and 18, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.62

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

			Unrealized income (loss) (1)
	Book value	Market	Results	Stockholders’ equity
	06/30/2014	06/30/2014	06/30/2014	06/30/2014
Interbank deposits	28,729,041	28,731,417	2,376	2,376
Securities and derivative financial instruments	186,241,652	186,241,652	(141,137)	-
Adjustment of available-for-sale securities			(452,318)	-
Adjustment of held-to-maturity securities			311,181	-
Loan, lease and other credit operations	386,883,444	388,364,702	1,481,258	1,481,258
Investments	378,500	1,642,046	1,263,546	1,263,546
BM&FBOVESPA	14,610	127,046	112,436	112,436
Itaú Seguros Soluções Corporativas S.A. (Note 21m)	363,890	1,515,000	1,151,110	1,151,110
Fundings and borrowings (2)	200,882,179	201,286,817	(404,638)	(404,638)
Subordinated debt (Note 10f)	52,989,174	53,665,450	(676,276)	(676,276)
Treasury shares	1,545,039	2,017,859	-	472,820
Total unrealized			1,525,129	2,139,086
(1)	This does not consider the corresponding tax effects.
(2)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.63

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•
Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments – in BM&FBOVESPA at the share value in stock exchanges.

•
Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.64

Note 18 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan’s regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation, except as described in Note 18d.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a)	Description of the Plans

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3) Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2) Unibanco Pension Plan (3) Prebeg benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2) REDECARD Supplementary Plan (3)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan;

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.65

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

06/30/2014
Discount rate (1)	9.72% p.a.
Mortality table (2)	AT-2000
Turnover (3)	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit
(1)
The adoption of this assumption is based on a study that adopts the methodology of updating the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed on 12/31/2013 so as to be consistent with the economic scenario at the balance sheet date, considering the volatility of the interest markets and the models adopted.

(2)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(3)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.
(4)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted under the coordination of the EFPC Investment Officer. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II - Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.66

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At June 30, 2014 the allocation of plan assets and the allocation target for 2014, by type of asset, are as follows:

	Fair value	% Allocation
Types	06/30/2014	06/30/2014	2014 Target
Fixed income securities	11,595,471	91.08%	53% to 100%
Variable income securities	586,123	4.60%	0% to 20%
Structured investments	22,660	0.18%	0% to 10%
Real estate	499,441	3.92%	0% to 7%
Loans to participants	27,234	0.21%	0% to 5%
Total	12,730,929	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 505,501, and real estate rented to Group companies, with a fair value of R$ 466,144.

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

06/30/2014
1 - Net assets of the plans	12,730,929
2 - Actuarial liabilities	(11,774,940)
3- Surplus (1-2)	955,989
4- Asset restriction (*)	(1,322,113)
5 - Net amount recognized in the balance sheet (3-4)	(366,124)
Amount recognized in Assets (Note 12a)	249,416
Amount recognized in Liabilities (Note 12c)	(615,540)
(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.\

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.67

V- Change in the net amount recognized in the balance sheet:

	06/30/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(35,296)	(35,296)	-	(35,296)
Net interest (1)	588,983	(543,230)	45,753	(61,780)	(16,027)
Benefits paid	(379,722)	379,722	-	-	-
Contributions of sponsor	31,970	-	31,970	-	31,970
Contributions of participants	6,430	-	6,430	-	6,430
Effects on asset ceiling	-	-	-	10,857	10,857
Remeasurements (2) (3)	(28,802)	717	(28,085)	21,447	(6,638)
Value at end of the period	12,730,929	(11,774,940)	955,989	(1,322,113)	(366,124)
(1)
Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.

(2)	Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.
(3)	The actual return on assets amounted to R$ 560,181.

VI - Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income	Stockholders’ Equity
	01/01 to 06/30/2014	06/30/2014
At the beginning of the period	-	(354,467)
Cost of current service	(35,296)	-
Net interest	(16,027)	-
Effects on asset ceiling	-	10,857
Remeasurements	-	(208)
Total Amounts Recognized	(51,323)	(343,818)

During the period, contributions made totaled R$ 31,970. The contribution rate increases based on the beneficiary’s salary.

In 2014, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 56,897.

The estimate for payment of benefits for the next 10 years is as follows:
Period	Estimated payment
2014	762,981
2015	794,751
2016	818,334
2017	842,178
2018	866,341
2019 to 2023	4,727,227

VII- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	671,581	5.82%	(392,083)
- Increase by 0.5%	(608,944)	(5.57%)	316,346
(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.68

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants’ accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2014
	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,359,512	(274,533)	2,084,979
Net interest	111,329	(13,314)	98,015
Contribution	(65,595)	-	(65,595)
Effects on asset ceiling	-	6,557	6,557
Remeasurements	26,551	592	27,143
Amount - end of the period (Note 12a)	2,431,797	(280,698)	2,151,099

II - Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income	Stockholders’ Equity
	01/01 to 06/30/2014	06/30/2014
Amount - beginning of the period	-	(285,691)
Contributions	(65,595)	-
Net interest	98,015	-
Remeasurements	-	27,143
Effects on asset ceiling	-	6,557
Total Amounts Recognized	32,420	(251,991)

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 90,053, of which R$ 65,595 arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

06/30/2014
At the beginning of the period	(146,818)
Cost of interest	(7,139)
Inclusion of Credicard	(3,189)
Benefits paid	4,190
Remeasurements	-
At the end of the period (Note 12c)	(152,956)

II - Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income	Stockholders’ Equity
	01/01 to 06/30/2014	06/30/2014
At the beginning of the period	-	6,744
Net interest	(7,139)	-
Inclusion of Credicard	-	(1,560)
Benefits paid	4,190	-
Remeasurements	-	-
Total Amounts Recognized	(2,949)	5,184

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	7,427
2015	7,996
2016	8,596
2017	9,206
2018	9,820
2019 a 2023	59,045

III - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	1,855	(1,540)
Present value of obligation	Asset valuation adjustment	19,085	(15,844)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.69

Note 19 – Information on foreign subsidiaries

Foreign consolidated (*)
06/30/2014
Assets
Current assets and long-term receivables
Cash and cash equivalents	8,740,873
Interbank investments	18,800,410
Securities	60,922,785
Loan, lease and other credit operations	109,034,912
Foreign exchange portfolio	33,659,395
Other assets	11,964,537
Permanent assets
Investments	2,214,326
Fixed and intangible assets	699,023
Total	246,036,261

Liabilities
Current and long-term liabilities
Deposits	104,702,585
Demand deposits	39,109,332
Savings deposits	5,536,957
Interbank deposits	3,880,796
Time deposits	56,175,500
Deposits received under securities repurchase agreements	12,154,047
Funds from acceptance and issuance of securities	12,160,071
Borrowings	31,815,405
Derivative financial instruments	3,430,602
Foreign exchange portfolio	33,655,087
Other liabilities	25,205,003
Deferred income	206,025
Minority interest in subsidiaries	16
Stockholders’ equity
Capital and reserves	21,385,449
Net income for the period	1,321,971
Total	246,036,261
Statement of Income
Income from financial operations	4,913,172
Expenses of financial operations	(2,388,749)
Result of loan losses	(388,153)
Gross income from financial operations	2,136,270
Other operating revenues (expenses)	(644,523)
Operating income	1,491,747
Non-operating income	1,030
Income before taxes on income and profit sharing	1,492,777
Income tax	(139,322)
Statutory participation in income	(31,483)
Minority interest in subsidiaries	(1)
Net income (loss)	1,321,971
(*) Itaú Bank Ltd., Agência Grand Cayman, Agência New York, Itaú BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A., Banco Itaú Argentina S.A., Itaú BBA USA Securities Inc., Itaú Unibanco S.A. Nassau Branch, Agência Tokyo, Itaú Valores S.A., Banco Itaú Holding Cayman, Itaú Ásia Securities Ltd., Banco Itaú Uruguay S.A., OCA S.A., OCA Casa Financeira S.A., Itaú BBA Corredor de Bolsa Limitada, Banco Itaú Chile S.A., Itaú Bank & Trust Bahamas Ltd., Banco Itaú International, Itaú International Securities Inc., Banco Itaú Paraguay S.A., Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú BBA UK Securities Limited, Banco Itaú Suisse S.A., MCC Securities Inc., Itaú BBA International PLC, Itaú BBA Colômbia S.A., MCC Corredora de Bolsa and Itaú Singapore Securities Pte. Ltd.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.70

Note 20 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;

•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;

•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to the June 2013 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;

•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;

•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;

•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;

•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;

•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.71

I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;

•	The market risk profile of the portfolio; and

•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework of limits covers the process from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are designed considering the projected results of the balance sheet, expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are shared with the top management.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;

•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and relevant people, pursuant to governance established and monitoring the actions required to adjust the position and/or risk level, when necessary. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.72

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The inherent exposures to market risk in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;

•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;

•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;

•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;

•
Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);

•
Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.73

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At June 30, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded a Total VaR (Parametric) of R$ 86 million.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.74

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution’s credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, evaluate, mitigate, monitor and report the operational risk for the purpose of assuring that the quality of the control environment is compliant with the internal guidelines and regulation currently in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.75

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meeting its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.76

Note 21 - Supplementary information

a)
Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

06/30/2014
Permanent foreign investments	27,650,857
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(56,358,137)
Net foreign exchange position	(28,707,280)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount	Amount (*)	Number of funds
	06/30/2014	06/30/2014	06/30/2014
Investment funds	457,923,656	457,923,656	2,240
Fixed income	418,577,891	418,577,891	1,855
Shares	39,345,765	39,345,765	385
Managed portfolios	254,633,771	176,626,492	20,526
Customers	127,960,961	82,990,039	20,460
Itaú Group	126,672,810	93,636,453	66
Total	712,557,427	634,550,148	22,766

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

06/30/2014
Monthly estimate of installments receivable from participants	135,901
Group liabilities by installments	10,988,763
Participants – assets to be delivered	10,128,004
Funds available for participants	1,065,804
(In units)
Number of managed groups	853
Number of current participants	398,092
Number of assets to be delivered to participants	223,452

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to June 30, 2014 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,633,488. The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 19,000.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.77

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h
Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)
Associação Clube “A” - ITAÚ UNIBANCO HOLDING CONSOLIDATED and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2014, the consolidated companies have made donations to Clube “A” in the amount of R$ 800.

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)
Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

l)
Law No. 12.973: on May 14, 2014, Law No. 12.973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12.973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;

•
taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12.973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

m)	Subsequent Event

Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries undertake to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC will hold the ITAÚ UNIBANCO HOLDING’s major risk insurance operations following the finalization of the process of spinoff from Itaú Seguros S.A., which clients are middle market and large corporations with policies representing high insured values. The necessary measures for completion of the spinoff process are already in progress.

Based on pro-forma data for December 31, 2013, the major risk insurance operation to be transferred to ISSC and subsequently sold off to ACE comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.78

ACE will pay R$ 1.515 billion in cash to ITAÚ UNIBANCO HOLDINGand its subsidiaries which shall sell the shares of ISSC. The transfer of these shares and the financial settlement of the operation will take place after certain conditions established in the agreement are fulfilled and confirmation of the necessary regulatory authorizations is obtained.

It is estimated that the operation will have an accounting effect, before tax, of R$ 1.1 billion on ITAÚ UNIBANCO HOLDING’s results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

Certain subsidiaries of ITAÚ UNIBANCO HOLDING (Itaú Unibanco S.A., Unibanco Negócios Imobiliários S.A., Banco Itauleasing S.A., Banco Itaucard S.A. and Intrag – Part. Administração e Participações Ltda.), in conjunction with the Banco do Brasil Group (through Banco do Brasil and BB Banco de Investimentos S.A.), the Santander Group (through Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros), the Bradesco Group (through Banco Bradesco S.A., Banco Alvorada S.A. and Alvorada Cartões, Crédito, Financiamento e Investimentos S.A.), the HSBC Group (through HSBC Bank Brasil S.A. – Banco Múltiplo), the Caixa Group (through Caixa Participações S.A.) and the Citibank Group (through Citibank N.A. – Brazilian Branch and Banco Citibank S.A.) (together denominated “Parties”), with the intervention and agreement of Tecnologia Bancária S.A. (“TecBan”), Itaú Unibanco, Banco Santander (Brasil) S.A. and Caixa Econômica Federal, on July 17, 2014 signed a new Shareholders Agreement of TecBan (“Shareholders Agreement”), that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered as those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately a further 40 (forty) banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The entry into effect of the Shareholders Agreement is subject to certain suspensive conditions, among which, approval by the appropriate regulatory authorities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	4.79

Independent auditor’s report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A.(the “Bank”), which comprise the consolidated balance sheet as at June 30, 2014 and the consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information. These financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in note 2 – Presentation of the Financial Statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation of the financial statements and 4 – Summary of the main accounting practices, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements of the Prudential Conglomerate that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements, prepared by management in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing, taking into consideration NBC TA 800 - Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	5.1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at June 30, 2014, and its financial performance and cash flows for the six-month period then ended, in accordance with the provisions for the preparation of financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation of the financial statements and 4 – Summary of the main accounting practices to the financial statements.

Emphasis of matter

Basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - Presentation of the financial statements, which discloses the following information:

(a) The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose.

(b) Since this is the first presentation of the consolidated financial statements of the prudential conglomerate, the Bank’s management decided to adopt the provisions established in paragraph 2 of article 10, of BCB Circular 3,701, of March 13, 2014 and, therefore, the financial statements referring to the base dates prior to June 30, 2014 are not being presented for comparison purposes.

Other matters

Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period ended June 30, 2014, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor’s report on those statements, dated August 4, 2014, was unmodified.

São Paulo, August 28, 2014

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador CRC 1SP172940/O-6

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2014	5.2